
10013596

My Walgreens

There's a way *to live well*

2010 Annual Report


Walgreens

My Walgreens *for everyone in America*



About the Cover

Jared Kitch (center), in Gilbert, Arizona, was diagnosed with multiple sclerosis two years ago. Since then, he has received monthly packages from the Walgreens specialty pharmacy in Portland, Oregon, with medication and equipment for his daily self-injections. "Walgreens makes it so easy for me, that I don't have to worry about anything," says Jared. "The patient care coordinators are great at handling all the paperwork and making sure I get my medications on time." By providing solutions to help Jared manage his condition, Walgreens gives him more time to spend with his family and focus on his job as information technology manager for a Phoenix law firm.

2010 Milestones

- Walgreens is the nation's largest drugstore chain, with fiscal 2010 sales of $67 billion. The Company has 244,000 employees.
- This is the Company's 36th consecutive year of record sales. It's also the 35th consecutive year Walgreens has raised its quarterly dividend – paid every quarter since 1933.
- The Company returned $2.2 billion to shareholders in the fiscal year in the form of dividends and share repurchases.
- Walgreens was named to *Fortune* magazine's list of Most Admired Companies in America for the 17th consecutive year, and was ranked 32nd on the *Fortune 500* list of the largest U.S.-based companies.
- The Company acquired 258 Duane Reade stores across the New York City metropolitan area. Other acquisitions included 12 Eaton Apothecary pharmacies in the Boston area; 25 Snyder's Drug Stores in Minnesota; and 17 Ike's and Super-D drugstores in the Memphis area.
- Walgreens 2009–10 seasonal flu shot campaign was named the best corporate campaign by the National Influenza Vaccine Summit. Walgreens and Take Care Clinics provided 5.4 million seasonal flu shots and 2 million H1N1 vaccinations.
- The Company launched the Walgreens Optimal Wellness program, a self-care educational program for patients with chronic medical conditions. The program is initially focusing on type 2 diabetes.
- *Fast Company* magazine ranked Walgreens as the 6th most innovative health care company for leadership in health care services.


Walgreens
The Pharmacy America Trusts • Since 1901®

Corporate and Transactional Law Department

VIA FEDERAL EXPRESS

November 10, 2010


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 12 2010
WASH. D.C.
200

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Walgreen Co. - File No. 1-00604
Re: Annual Report to Shareholders

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c) under the Securities Exchange Act of 1934, enclosed for your information are seven copies of the Walgreen Co. fiscal 2010 Annual Report to Shareholders.

Very truly yours,

WALGREEN CO.

Mark L. Dosier
Senior Securities Counsel
Corporate and Transactional Law

Encls.

cc: Joseph H. Greenberg (Director, Corporate and Acquisitions Law) (w/o encls.)

Corporate and Transactional Law Department • 104 Wilmot Road • MS-1425 • Deerfield, IL 60015
847-315-8031 • Fax 847-315-4464 • mark.dosier@walgreens.com

Financial Highlights

For the years ended August 31, 2010 and 2009 (In millions, except per share amounts)

	2010	2009	Increase
Net Sales	$67,420	$63,335	6.4%
Net Earnings	$ 2,091	$ 2,006	4.2%
Net Earnings per Common Share (diluted)	$ 2.12	$ 2.02	5.0%
Shareholders' Equity	$14,400	$14,376	0.2%
Return on Average Shareholders' Equity	14.5%	14.7%	
Closing Stock Price per Common Share	$ 26.88	$ 33.88	
Total Market Value of Common Stock	$25,230	$33,492	
Dividends Declared per Common Share	$ .5875	$ .4750	
Average Shares Outstanding (diluted)	988	991	

Company Highlights

		2010	2009	2008	2007	2006
Locations	Openings					
	New Locations	388	602	608	501	475
	Acquisitions	282	89	423	120	95
	Closings	120	129	94	85	94
	Net Openings	550	562	937	536	476
	Locations *(1)*	8,046	7,496	6,934	5,997	5,461
	Sales Area *(2)*	83,719	78,782	72,585	66,386	60,795
Product Class Sales	Prescription Drugs	65%	65%	65%	65%	64%
	Non-prescription Drugs *(3)*	10%	10%	10%	10%	11%
	General Merchandise *(3)*	25%	25%	25%	25%	25%

(1) Includes drugstores, worksite health centers, home care facilities, specialty pharmacies and mail service facilities.
(2) In thousands of square feet.
(3) Based on store scanning information.

Walgreens Fiscal Year Stock Performance

Fiscal year-end closing price per share in dollars



50
40
30
20
10
0
01
02
03
04
05
06
07
08
09
10

Letter to Shareholders



Gregory D. Wasson *(right)*
President and
Chief Executive Officer

Alan G. McNally
Chairman of the Board

Fiscal 2010 was a year of substantial progress in the transformation of Walgreens as the Company marked 36 consecutive years of record sales. Despite a continuing weak economy, we achieved strong growth, controlled our costs and created new and innovative ways to better serve customers and patients in the communities where they live and work. Throughout the year, we took significant steps in advancing the transformation launched in 2008 to achieve our goal of being America's most trusted and convenient provider of consumer goods and services, and pharmacy, health and wellness solutions.

The Company recorded net sales of $67.4 billion, an increase of 6.4 percent. Gross profit dollars grew by $1.4 billion despite continued headwinds from the economy and the slowdown in new generic drug introductions. And, we made significant progress in improving productivity and streamlining our cost structure.

Our earnings per share (EPS) for the year increased 5 percent to $2.12, and in the fourth quarter of the year, our EPS increased 11.4 percent compared with the previous year's fourth quarter.

Strong $3.7 billion in cash flow from operations and record $2.7 billion in free cash flow enabled us to return a record $2.2 billion to shareholders through dividends and share repurchases, including a dividend increase of more than 27 percent announced in July 2010.

This represented the 35th consecutive year that Walgreens has increased its dividend, and over the past eight years the Company's dividend has grown at a compound annual growth rate of nearly 22 percent.

Key milestones achieved

Our Company achieved a number of important milestones in the year including:

- filling a record 778 million prescriptions, an increase of 7.5 percent
- significantly increasing our market share of retail pharmacy prescriptions from 18.9 percent to 19.5 percent
- administering more than 7 million seasonal and H1N1 flu shots through the nation's largest retail network of certified pharmacists and clinicians
- acquiring Duane Reade, the largest acquisition in Walgreens history – establishing Walgreens as a leader in the New York City metropolitan area, the nation's largest drugstore market, and
- opening or converting over 1,500 stores with our new Customer Centric Retailing (CCR) format, to enhance our customers' shopping experience.

Building upon these successes and our core strengths – the best, most convenient store network in America, our trusted and iconic brand, and our strong balance sheet and financial flexibility – we remain confident our momentum will continue as we advance our strategies to increase shareholder value.

The "new" consumer in our changing economy

The long and difficult recession has markedly changed consumer buying habits, behaviors and attitudes. We believe the "new" value-minded consumer is here to stay. In response, we have fine-tuned our merchandising to deliver greater value, with more emphasis on day-to-day necessities, including an expansion of our strong private brand products. And, through our CCR initiative, we are enhancing the "look and feel" of our stores, while also adding convenience products such as beer and wine, and providing an assortment of fresh foods to meet the daily living needs of today's busy and value-focused consumer.

The transformation of America's health care system

The health care reform bill signed into law in March 2010 represented the nation's most significant change to health care since Medicare's passage in 1965. The legislation's objective of improving access to quality, affordable, preventive care puts Walgreens in a prime position to provide pharmacy, health and wellness solutions to patients and payers – employers, health plans, pharmacy benefit managers, health systems and government agencies. With the heightened national attention to health care and 32 million more Americans gaining access to coverage in 2014, we see substantial growth opportunities for Walgreens.

Meeting America's "health and daily living" needs

Walgreens is uniquely positioned to meet the health and daily living needs of today's consumer. Our "center of gravity" is our more than 7,500 Walgreens drugstores. With nearly 75 percent of Americans living within five miles of a Walgreens, we are providing convenient access to goods and services across thousands of communities. From expanded grocery offerings in an urban "food desert," with limited or no access to fresh food, to prescription and health care services in a medically underserved community, "My Walgreens" is there.

This can be seen in our hometown where, working with the City of Chicago, Walgreens is expanding our grocery offerings to Chicago's south and west side residents by adding an assortment of fresh food in nearly a dozen stores in these neighborhoods.

Our Community Management program is strengthening our relationships in communities across America. Nationwide, more than 1,300 Walgreens Community Leaders, responsible for all the Company's services within their community, participated in more than 7,500 community events during fiscal 2010. To our customers and prospective customers, these activities increase the relevance of Walgreens as an important partner in their communities.

With our network of drugstores in all 50 states and Puerto Rico, including 116 hospital on-site pharmacies, our more than 700 retail clinics and worksite health centers, and our 70,000 health care service providers, Walgreens is truly on the frontline of health care. Through our pharmacy and expanding health and wellness services – including acute and chronic care, screenings, flu shots and other immunization and infusion services – we are helping millions of patients to *get well, stay well and live well.*

Preventing and managing chronic medical conditions are the biggest challenges confronting America's health care system. Walgreens is leading the way by offering innovative programs that can change how patients manage their prescriptions for conditions like diabetes and other chronic illnesses. These patients can obtain 90-day supplies of medications from their trusted Walgreens community pharmacist, making it more convenient for them to easily receive and stay compliant with their prescriptions. Studies have shown that greater compliance and adherence to prescription drugs is the best way to improve the quality of health while reducing costs for patients with chronic illnesses.

Walgreens offers specialty pharmacy services for patients who have complex, chronic health conditions and need additional counseling and support. Medications for cancer, multiple sclerosis, rheumatoid arthritis and other conditions can be expensive, require completion of additional forms and are often difficult to administer. Walgreens community pharmacists, supported by teams of highly specialized pharmacists, nurses and patient care coordinators, help patients navigate these issues and provide support throughout the patient's treatment.

Many of these patients rely on Walgreens industry-leading infusion services to administer a rapidly growing number of biologic medications. Through these services, we are meeting the needs of patients in the comfort of their homes and reducing the costs associated with extended hospital visits.

As we broaden our services, we are expanding their delivery online. Walgreens.com recently introduced Pharmacy Chat, enabling patients to have their medication questions answered online by our pharmacists and pharmacy technicians 24 hours a day. We also launched a mobile website, and iPhone and other smart phone applications, providing expanded services such as text messages when a prescription is ready for pickup.

Sales

In billions of dollars


75
60
45
30
15
0
06
07
08
09
10

Earnings

In billions of dollars


2.5
2.0
1.5
1.0
.5
0
06
07
08
09*
10**

* *Striped portion represents after-tax restructuring costs of $163 million.*

** *Striped portion represents after-tax restructuring costs of $67 million, after-tax Duane Reade costs of $56 million, and $43 million of taxes related to the elimination of the Medicare Part D tax benefit for retirees.*

Cash Flow from Operations

In billions of dollars


5
4
3
2
1
0
06
07
08
09
10

Free Cash Flow

In billions of dollars


3.0
2.4
1.8
1.2
.6
0
06
07
08
09
10

Free cash flow represents cash flows from operations less capital expenditures.

Expenses

In percent of growth


20
16
12
8
4
0
06
07
08
09*
10**

* *Fiscal 2009 expense growth excluding restructuring costs was 7.6 percent.*

** *Fiscal 2010 expense growth excluding restructuring costs and Duane Reade costs was 6.5 percent.*

We are providing customers with online product research, price comparisons and product availability at nearby stores. Our Facebook and Twitter sites help us gather ideas and feedback from our customers.

These and other innovative multichannel offerings earned Walgreens the No. 1 spot in the food and drug category for customer service in a recent survey of 150 top online retailers.

Advancing our growth strategy

Meeting the needs of our patients and consumers, we are accelerating the implementation of our "plan to win – more from the core" for our shareholders through three primary strategies:

- Leveraging the best store network in America
- Enhancing the customer experience
- Achieving major cost reduction and productivity gain

Continuing to expand the most convenient store network in America, we substantially enhanced our position in the important northeast region by acquiring Duane Reade and its 258 stores in the New York City metropolitan market. Working together, our two "brands" are developing best-in-class services in urban retailing, private brand, beauty and fresh food products as provided in our recently opened Duane Reade stores in Union Square and other Manhattan locations. In the coming year, we will convert an additional 50 Duane Reade stores to this new urban format.

In early 2011, we will begin converting Duane Reade's stores to Walgreens pharmacy and other systems. These changes, taken together, are creating the "next-generation" urban Walgreens, combining our historic strengths in pharmacy with Duane Reade's innovative front-end approach.

Enhancing the customer experience

During fiscal 2010, our CCR initiative made significant progress. By the end of this calendar year, we expect more than 2,000 stores to be converted, with new product assortments and more convenient placements, improved sightlines and a new in-store décor package. We are encouraged by the performance of these refreshed stores, which have reported increasing customer satisfaction and improving sales throughout the year. With CCR gaining momentum, we expect it to contribute importantly to front-end sales growth as we complete our conversion of 5,500 stores by the end of calendar 2011.

With the "new" consumer focused on value, we are enhancing and expanding our private brand offerings. Excelling for decades in private brand over-the-counter cough and cold, health and beauty items, we extended our private brand offerings in August to include Duane Reade's DR Delish consumables in Walgreens stores nationwide.

To meet the needs of our patients, we are transforming the role of our community pharmacists. We are providing greater opportunities for our pharmacists to interact with patients by streamlining their workload, redesigning our pharmacy layout to promote more face-to-face conversations and expanding our scope of services. Recent survey results show substantial increases in patient satisfaction with Walgreens pharmacy services.

One of Walgreens most successful initiatives in fiscal 2010 was our greatly expanded flu shot program. Our pharmacists and Take Care nurse practitioners and physician assistants provided 5.4 million seasonal flu shots – more than four times the number the previous year – and another 2 million H1N1 shots. We led the industry in responding to the public health threat posed by the H1N1 flu pandemic, and earned the National Influenza Vaccine Summit Excellence Award for contributing to improved flu vaccination rates in our communities. Our flu shot program this season goes beyond last year's precedent-setting effort to extend the vaccine's availability at Walgreens to "every store, every clinic, every day."

Together, our pharmacies, Take Care Clinics, worksite health centers, specialty pharmacy and infusion services, and hospital pharmacy services offer unmatched solutions for our payer clients. With these services, we are focused on improving outcomes and demonstrating their value through sophisticated analytical information. Our restructured client service and sales organization is customizing our programs and capabilities to large and small employers, health plans, pharmacy benefit managers, health systems and government agencies.

Achieving major cost reduction and productivity gain

Our Rewiring for Growth initiative continues to deliver significant cost savings and greater efficiencies Company-wide. In fiscal 2010, we achieved a net benefit of more than $600 million from Rewiring for Growth, exceeding our $500 million goal for the year. We are on track to deliver $1 billion in pre-tax savings in fiscal 2011.

In addition, we have slowed the pace of new store openings from 7.5 percent in fiscal 2009 to 4.2 percent in fiscal 2010. We anticipate new store openings of between 2.5 and 3 percent in fiscal 2011.

This Walgreens drugstore in Cornelius, North Carolina, is one of 292 net new drugstores the Company opened in fiscal 2010. Walgreens expects new store openings of between 2.5 and 3 percent in fiscal 2011.


Walgreens

Our decisions and key initiatives are consistent with our previously announced capital allocation plan to maintain our strong balance sheet and financial flexibility, reinvest in our core strategies, invest in strategic growth opportunities and return cash to shareholders in the form of dividends and share repurchases over the long term.

Summary

Walgreens is committed to delivering value to our shareholders. Consistent with this commitment, our Board of Directors announced in October 2010 a new $1 billion share repurchase program through calendar 2012. This follows the September 2010 completion of our $2 billion share repurchase program announced in October 2009.

Our Company continues a relentless focus on operating performance and executing our strategic initiatives with discipline and excellence. Our businesses are directed toward our goal of returning to double-digit growth in EPS, improving ROIC and top-tier shareholder returns. Fiscal 2011 will be sharply focused on revenue generation, cost savings and capital allocation, and enhancing the relevance of our services to customers, patients, payers and the communities we serve.

While fiscal 2010 was the second consecutive year our pharmacy business was negatively affected by fewer new generic drug introductions, we expect this trend to reverse in late fiscal 2011.

As we enter fiscal 2011, the Company has a senior leadership team with diverse capabilities and experiences blending Walgreens talent and externally developed expertise. We recently announced the appointment of Mark Wagner to President of the Community Management division and Kermit Crawford to President of Pharmacy Services.

We are delighted that David Brailer, MD, PhD, Chairman of Health Evolution Partners, and Ginger L. Graham, President and CEO of Two Trees Consulting, recently joined our Board of Directors. They bring to Walgreens extraordinary health care experience, expertise and insight.

Walgreens ongoing success is attributable to the outstanding service of our 244,000 dedicated team members who consistently demonstrate their commitment to our customers and our Company. We thank them most sincerely. We express our deep gratitude and appreciation to our customers, our suppliers and the communities we serve. And as your Company begins its 110th year, we thank you, our shareholders, for your continued trust and confidence in Walgreens.

Sincerely,

Alan G. McNally
Chairman of the Board

Gregory D. Wasson
President and Chief Executive Officer

November 16, 2010

My Walgreens

for Patients to Get Well, Stay Well and Live Well



Kamilah Fields, Nurse Practitioner at he Take Care Clinic inside Walgreens in Westmont, New Jersey, provides treatment or respiratory illnesses, minor injuries nd skin conditions, allergies and other lnesses, and services including vaccines, hysicals and health evaluations. This year, he screening and diagnosis of high blood ressure was included within Take Care Clinic's expanding scope of services.

26,000

Walgreens pharmacists, nurse practitioners and physician assistants are certified to provide immunizations

Today's consumers are managing the complexities of sweeping health care reforms in a difficult economy.

With a team of 70,000 health care service providers, Walgreens provides customers and patients the support that helps them live a "well" life.

The Company's 26,000 pharmacists at more than 7,500 stores across the country are uniquely positioned to serve as true community health care resources – located within five miles of nearly 75 percent of all Americans. Patients rely on their Walgreens pharmacist to help them make informed decisions about their pharmacy, health and wellness needs and ensure they receive their medication and immunizations in a convenient and caring environment.

At the same time, Walgreens is transforming and enhancing the role of community pharmacy. The Company has the largest retail network of pharmacists certified to provide immunizations. During the critical fall 2009 flu season, our pharmacists and Take Care nurse practitioners and physician assistants provided 5.4 million seasonal flu shots – more than four times the previous year – and another 2 million H1N1 shots. Walgreens has under way an even larger immunization program for the 2010-11 flu season.

Through immunization programs, screenings, support for chronic care patients and expanded specialty pharmacy services, the Company is expanding the role of pharmacists to provide quality, accessible care. Studies show that in-person interaction with a pharmacist reduces health care costs through fewer complications and hospitalizations.

In addition to pharmacists and pharmacy technicians, the Company's unparalleled network of trusted health care advisors includes nurse practitioners, physician assistants, home care nurses, physicians and others – all on the front lines of health care, providing information, solutions and support for tens of millions of patients a year.



Julie Dinh, Pharmacy Technician in Plano, Texas, assists patient **Franklin Kirk** with a question about vitamins. "My role is to help patients as much as I can, whether that means helping to fill prescriptions, answering questions or alerting a pharmacist to a patient who needs counseling on a new prescription." Julie is one of 37,000 Walgreens pharmacy technicians who help make each day a little easier for their patients.


TIFFANY
PHARMD
TRUE

Tiffany Boelke, Pharmacist and Diabetes Coach in Westfield, Indiana, counsels patient **Evelyn Tibbs** about her diabetes treatment as part of Walgreens Optimal Wellness program. The program was established this fiscal year to complement a doctor's prescribed treatment for type 2 diabetes. "Managing diabetes encompasses many parts of a patient's life," says Tiffany. "I help lessen that burden, and patients tell me we're providing a missing piece in helping them manage the disease."


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Mercy Ballard, Infusion Nurse for Walgreens infusion and respiratory services in Dallas, treats patient **Rick Houle** at his home. Rick, who has chronic Lyme disease, depends on Walgreens for intravenous medication and weekly visits from Mercy to change dressings on his arm. "Mercy and her team are knowledgeable and thorough," says Rick. "They take the time to answer my questions and make my life easier."

My Walgreens *for a Broad Range of Health Care Solutions*

Walgreens is well-positioned to meet our customers' pharmacy, health and wellness needs, with a range of quality, affordable and accessible solutions unmatched in the industry.

Our service offerings include retail, mail and online pharmacy; in-store Take Care Clinics; employer worksite health centers; hospital pharmacy services; specialty pharmacy; home infusion services; and pharmacy benefit solutions. As well, we are focused on clinical outcomes and analytical information to demonstrate the value of our health care services and solutions in providing customized programs for clients.

With our pharmacy, health and wellness solutions under one umbrella, Walgreens has restructured our client service and sales organization to provide relevant and convenient solutions for employers, health plans, pharmacy benefit managers, health systems and government agencies. And we have integrated the broad range of services and capabilities we offer.

For example, patients with chronic and complex conditions, such as cancer and rheumatoid arthritis, are centrally served with prescriptions filled through mail service or community pharmacies, and through our infusion pharmacies. As the sector grows, Walgreens is enhancing specialty pharmacy services to provide expanded patient support and care, and more convenient ways for patients to receive the medications they need. For some specialty medications, those options now include face-to-face service from our community pharmacists.

With the largest network of home infusion services in the country, Walgreens provides solutions for patients needing infusion, respiratory services and oxygen at home or in other ambulatory settings. In September 2010, the Company announced our agreement to acquire substantially all of the assets of Omnicare's home infusion business, further expanding our capability to provide high-quality, community-based health care services.

Walgreens is expanding our program to enable patients to receive 90-day supplies of chronic medications from their local pharmacist. This program saves money for patients and payers through lower prescription dispensing costs and gives patients additional choice. Compared with the alternative of receiving 90-day supplies of medications by mail, this program improves medication adherence and utilization for patients, while they continue to enjoy the familiarity and convenience of receiving their medication and advice from a Walgreens pharmacist at their community drugstore.



Marianne Lindroth, MD (right), Take Care Medical Director at Cummins, Inc., a global manufacturer of engines and related technologies with headquarters in Columbus, Indiana, checks **Jay Narasimhan's** injury to assess the need for physical therapy treatment. Jay, a manufacturing engineer at Cummins, appreciates the convenience of the worksite clinic. "I live 70 miles from the office," says Jay. "Having a health clinic here means I don't have to take a vacation day to visit a doctor." Walgreens Health and Wellness division manages more than 700 in-store and worksite clinics.

72 million

patients receive health care services each year from Walgreens



In this private and sterile environment of the Walgreens specialty pharmacy in Carnegie, Pennsylvania, Pharmacy Technician **Danielle Remele** prepares medication and supplies for patients with complex diseases and conditions, such as multiple sclerosis, growth hormone deficiency and infertility.

My Walgreens *for the Busy, Value-Seeking Consumer*



Chicago customer **Bernadette Gardner** takes advantage of Walgreens expanded grocery offerings, including fresh fruits and vegetables. The Company expanded the food section in nearly a dozen Chicago stores located in "food deserts" – areas that have little or no access to fresh food. "Now that the store has groceries, I do all my shopping here," says Bernadette.

As our country deals with the challenges of recovery from "The Great Recession," the impact on consumer buying habits will be long lasting.

America's "new" consumer is seeking greater everyday value in meeting health and daily living needs. In response to this change, we have refined our merchandising strategy to deliver increased value to thrift-minded consumers, while refreshing our stores to enhance the customer experience.

Walgreens Customer Centric Retailing (CCR) initiative provides stores with new product assortments, better sightlines, a new in-store décor package and improved product adjacencies. For example, CCR stores display related products close to each other so a busy mother can find baby food, diapers, infant medications and other baby essentials all in the same aisle.

Walgreens is well-known for our new product launches, particularly in the beauty and personal care categories. The Company's innovative launch last summer of the Gillette Fusion ProGlide razor made us the No. 1 retailer of the product worldwide during the launch period. New product launches also continue in private brand categories, including Walgreens-brand suntan and first aid products, and Duane Reade's DR Delish food items.

While the Company's "center of gravity" is our more than 7,500 drugstores, online shopping is, every day, becoming an increasingly important way we serve our shoppers and patients. Customers can use Walgreens.com's online pharmacy, upload photos, research health information and purchase products that are shipped to their homes. Walgreens.com averaged nearly 15 million visits a month during fiscal 2010.

Customers can also use Walgreens mobile website or smart phone applications to receive text messages when prescriptions are ready for pickup, use the new Pharmacy Chat service, check in-store product availability and shop for items not offered in our stores. In the social media world, Walgreens 600,000 friends on Facebook and followers on Twitter receive special offers and Company news.

5.9 million

customers visit Walgreens each day


11:32 AM
Walgreens
CARRIER
4:20 PM
Flu Shot Locator
1234 North Parkside
Cityville
OH, 12443

Customers can download free smart phone applications to check on their prescription status, use the Pharmacy Chat service, find the closest store, print photos from wherever they are, browse weekly ads and check in-store product availability.

A newly refreshed Walgreens store in Brooklyn, New York, helps customer **Eugene Adeleye** find the personal care items he needs – all in the same aisle. "Because I'm busy with work and school, shopping here is convenient and saves me time," says Eugene.


Walgreens



Eric Fuentes (left), Community Leader in Monterey Park, California, mentors **Duc Lam,** Store Manager in Rosemead, California, to help Duc develop his retail skills and career potential. "As a Community Leader," says Fuentes, "I share what I've learned over my 15 years at Walgreens – my successes and my mistakes." Says Duc, "Eric is a safety net – always available to answer questions."

My Walgreens
for Employment Growth and Opportunity

In 2010, Walgreens employed 244,000 people as part of a diverse workforce and continued to provide growth opportunities to attract and retain talent in our expanding Company.

To invest in our employees and their careers, the Company offers on-the-job training, opportunities for professional career development, financial assistance programs for pharmacy students, and management and pharmacy internships. In this way, Walgreens promotes an environment in which a wide range of career paths – including horizontal movement between and across divisions – creates a more nimble workforce with a broader range of skills.

The Company provides ongoing career development opportunities, such as continuing education for pharmacists; a pharmacy technician certification program and advancement opportunities; job skills training for in-store and supervisory positions; management development programs; and classroom and online development for corporate employees. Walgreens also holds regularly scheduled "Lunch and Learn" meetings at which external thought leaders speak on key business issues and trends. As well, the Company's performance management and compensation programs align department and individual employee goals with the Company's strategies, goals and objectives.

Walgreens is also committed to helping our employees who have experienced hardships caused by long illnesses, accidents, natural disasters and other situations. In 2010, Walgreens Benefit Fund – a tax-exempt charitable foundation – provided nearly $1 million in financial assistance to more than 600 individuals who had exhausted their own financial resources.

One of the recipients was Jessica Hatcher, Senior Beauty Advisor in Hermitage, Tennessee, who lost her house to more than four feet of flood waters this summer. "The money I received from the Benefit Fund helped me relocate my family to an apartment," says Jessica. "My co-workers also helped by donating food, clothing and furniture."



Jessica Hatcher, Senior Beauty Adviser in Hermitage, Tennessee, received Walgreens Benefit Fund money after she and her two sons, **Donovan** (left) and **Javon,** lost everything in the Nashville flood last summer. "If it wasn't for the Benefit Fund, I would never have found a place to call home so quickly," says Jessica.

5,300

pharmacy students are attending school under Walgreens scholarships



Pharmacy Intern **Trey Jenkins** in Marietta, Georgia, helps residents at a local assisted living facility better understand their medications. Trey attends pharmacy school at Mercer University in Atlanta with financial assistance from Walgreens.

My Walgreens
for Active Community Involvement



A bicycle ride to raise money for a local HIV/AIDS organization brought out volunteers from Walgreens stores in Madison, Wisconsin. The employees staffed a rest stop, distributing water and bananas to "refuel" the riders.

Walgreens establishes meaningful connections with the communities it serves through support of health care organizations; creation of job opportunities for people with disabilities; financial aid to college programs that help those with limited financial means; "green" initiatives; and involvement in local events.

7,500

community events included Walgreens participation during fiscal 2010

The Company sponsors national programs for the American Cancer Society, American Heart Association and Juvenile Diabetes Research Foundation. In 2010, to promote preventive health care, the AARP/Walgreens Wellness Tour buses traveled across the United States and Puerto Rico, providing nearly 1.2 million health screenings worth more than $27 million in more than 1,400 communities.

Today, Walgreens is a leader in hiring people with disabilities in our stores and distribution centers. More than 30 percent of the team members at Walgreens newest distribution center in Windsor, Connecticut, are people with disabilities ranging from autism to physical impairments. In addition, Walgreens stores in the Dallas and Fort Worth area launched the Retail Employees with Disabilities Initiative (REDI) with a goal of hiring people with disabilities for 10 percent of their service clerk openings. Walgreens plans to expand the REDI program to communities in other parts of the country next year.

To encourage diversity in the workplace, Walgreens has donated more than $3 million since 2008 to support diversity initiatives at pharmacy schools nationwide. With these donations, Walgreens hopes to encourage diverse students to consider becoming health care service providers.

Eco-friendly initiatives, from energy efficient lighting in stores to rooftop solar panels to green shopping bags, are putting more "green" in Walgreens. In 2009, Walgreens opened the first drugstore to meet Leadership in Energy and Environmental Design (LEED) standards. In fiscal 2011, the Company will open its first store using geothermal energy in Oak Park, Illinois.


PHARMACY
PHARMACY
Walgreens
Walgreens

Walgreens store in Wildwood, New Jersey, uses LED rope lighting to create a neon look that uses less energy than traditional lighting. This is one of Walgreens many eco-friendly initiatives that saves energy costs for the Company and lowers energy use for the planet.

In September, Walgreens launched the first ongoing, nationwide Safe Medication Disposal Program, a safe and environmentally responsible way to dispose of unused or expired medications. Customers can purchase a specially designed envelope at Walgreens pharmacy counters, then place, seal and mail prescription or over-the-counter medications they no longer use for safe, eco-friendly disposal.

To keep the Walgreens retail network connected to the communities we serve, the Company's 1,300 Community Leaders create and participate in local events each year. From toy and winter coat drives to fundraising walks to informing neighbors about flu protection, Walgreens is building upon our long-standing tradition of community pharmacy.


Jason

Jason Grudem, Service Clerk in Bolingbrook, Illinois, uses his iPod Touch to communicate with customers and employees. Jason was diagnosed with autism when he was 3 years old, and is now one of hundreds of employees with disabilities who work in our stores, distribution centers and other locations. "It's an inspiration to see how much he enjoys working here," says Alan Ward, Jason's store manager. "Many customers ask about Jason when he's not in the store and praise Walgreens for including people with special needs."



Board of Directors *As of November 16, 2010*

(Back row – left to right)

David J. Brailer, MD, PhD
Chairman –
Health Evolution Partners
Elected 2010 *(1) (3)*
Committees as of December 1, 2010

Mark P. Frissora
Chairman of the Board and
Chief Executive Officer –
Hertz Global Holdings, Inc.
and The Hertz Corporation
Elected 2009 *(3*) (4)*

Gregory D. Wasson
President and
Chief Executive Officer –
Walgreen Co.
Elected 2009

Alejandro Silva
Chairman of the Board and
Chief Executive Officer –
Evans Food Group, Inc.
Elected 2008 *(1) (4)*

William C. Foote
Chairman of the Board and
Chief Executive Officer –
USG Corporation
Elected 1997 *(2) (4*)*

Steven A. Davis
Chairman of the Board and
Chief Executive Officer –
Bob Evans Farms Inc.
Elected 2009 *(3) (4)*

(Front row – left to right)

James A. Skinner
Vice Chairman and
Chief Executive Officer –
McDonald's Corporation
Elected 2005 *(1) (2*)*

Nancy M. Schlichting
President and
Chief Executive Officer –
Henry Ford Health System
Elected 2006 *(1) (2)*

David Y. Schwartz
Former Partner –
Arthur Andersen LLP
Elected 2000 *(1*) (3)*

Ginger L. Graham
President and
Chief Executive Officer –
Two Trees Consulting, Inc.
Elected 2010 *(2) (3)*

Alan G. McNally
Chairman of the Board –
Walgreen Co.
Special Advisor –
Harris Financial Corporation
Elected 1999

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Governance Committee
** Committee Chair*

Officers *As of November 16, 2010*

Executive Officers

Gregory D. Wasson
President and Chief Executive Officer

Kermit R. Crawford
President, Pharmacy Services

Hal F. Rosenbluth
President, Health and Wellness

Mark A. Wagner
President, Community Management

Dana I. Green
Executive Vice President, General Counsel and Corporate Secretary

Wade D. Miquelon
Executive Vice President and Chief Financial Officer

Sona Chawla
Senior Vice President, E-Commerce

Timothy J. Theriault
Senior Vice President and Chief Information Officer

Kathleen Wilson-Thompson
Senior Vice President and Chief Human Resources Officer

Kimberly L. Feil
Vice President and Chief Marketing Officer

W. Bryan Pugh
Vice President, Merchandising

Mia M. Scholz
Vice President, Controller and Chief Accounting Officer

Senior Vice Presidents

Jeffrey Berkowitz

R. Bruce Bryant

Donald C. Huonker, Jr.

J. Randolph Lewis

Kevin R. Walgreen

Treasurer

Jason M. Dubinsky

Vice Presidents

Thomas J. Connolly

Charles V. Greener

John W. Spina

Colin F. Watts

Denise K. Wong

Robert G. Zimmerman

General Auditor

Christopher Domzalski

Five-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries *(Dollars in millions, except per share and location amounts)*

Fiscal Year		2010 *(1)*	2009	2008	2007	2006
Net Sales		**$67,420**	$63,335	$59,034	$53,762	$47,409
	Cost of sales *(2)*	**48,444**	45,722	42,391	38,518	34,240
	Gross profit	**18,976**	17,613	16,643	15,244	13,169
	Selling, general and administrative *(2) (3)*	**15,518**	14,366	13,202	12,093	10,467
	Operating income	**3,458**	3,247	3,441	3,151	2,702
	Other income (expense)	**(85)**	(83)	(11)	38	52
	Earnings Before Income Tax Provision *(4)*	**3,373**	3,164	3,430	3,189	2,754
	Income tax provision	**1,282**	1,158	1,273	1,148	1,003
	Net Earnings	**$ 2,091**	$ 2,006	$ 2,157	$ 2,041	$ 1,751
Per Common Share	Net earnings					
	Basic	**$ 2.13**	$ 2.03	$ 2.18	$ 2.04	$ 1.73
	Diluted	**2.12**	2.02	2.17	2.03	1.72
	Dividends declared	**.59**	.48	.40	.33	.27
	Book value	**15.34**	14.54	13.01	11.20	10.04
Non-Current Liabilities	Long-term debt	**$ 2,389**	$ 2,336	$ 1,337	$ 22	$ 3
	Deferred income taxes	**318**	265	150	158	141
	Other non-current liabilities	**1,735**	1,396	1,410	1,285	1,116
Assets and Equity	Total assets	**$26,275**	$ 25,142	$ 22,410	$ 19,314	$ 17,131
	Shareholders' equity	**14,400**	14,376	12,869	11,104	10,116
	Return on average shareholders' equity	**14.5%**	14.7%	18.0%	19.2%	18.4%
Locations	Year-end *(5)*	**8,046**	7,496	6,934	5,997	5,461

(1) *Includes results of Duane Reade operations since the April 9, 2010 acquisition date.*

(2) *Fiscal 2010 and 2009 included Rewiring for Growth pre-tax restructuring and restructuring related charges of $106 million ($.07 per share, diluted) and $252 million ($.16 per share, diluted), respectively. These charges, included in cost of sales and selling, general and administrative expenses for fiscal 2010 and 2009, were $40 million and $95 million, and $66 million and $157 million, respectively. Fiscal 2010 and 2009 included pre-tax expenses related to Customer Centric Retailing store conversions of $45 million and $5 million, respectively, all of which was included in selling, general and administrative expenses.*

(3) *Fiscal 2008 included a positive pre-tax adjustment of $79 million ($.05 per share, diluted), which corrected for historically over-accruing the Company's vacation liability.*

(4) *Fiscal 2010 included a deferred tax charge of $43 million related to the repeal of a tax benefit for the Medicare Part D subsidy for retiree benefits.*

(5) *Locations include drugstores, worksite facilities, home care facilities, specialty pharmacies and mail service facilities.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under "Cautionary Note Regarding Forward-Looking Statements" below and in Item 1A (Risk Factors) in our Annual Report on Form 10-K.

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, household items, convenience foods, personal care, beauty care, candy, photofinishing and seasonal items. Customers can have prescriptions filled in retail pharmacies as well as through the mail, and customers may also place orders by telephone and via the Internet. At August 31, 2010, we operated 8,046 locations in 50 states, the District of Columbia, Guam and Puerto Rico. Total locations do not include 352 convenient care clinics operated by Take Care Health Systems, Inc.

Number of Locations

Location Type	2010	2009	2008
Drugstores	**7,562**	6,997	6,443
Worksite Facilities	**367**	377	364
Home Care Facilities	**101**	105	115
Specialty Pharmacies	**14**	15	10
Mail Service Facilities	**2**	2	2
Total	**8,046**	7,496	6,934

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

The Company's sales, gross profit margin and gross profit dollars are impacted by both the percentage of prescriptions that we fill that are generic and the rate at which new generic versions are introduced to the market. In general, generic versions of drugs generate lower total sales dollars per prescription, but higher gross profit margins and gross profit dollars, as compared with patent-protected brand name drugs. The positive impact on gross profit margins and gross margin dollars has been significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a "generic conversion." In any given year, the number of blockbuster drugs that undergo a conversion from branded to generic status can increase or decrease, which can have a significant impact on our sales, gross profit margins and gross profit dollars. And, because any number of factors outside of the Company's control or ability to foresee can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods.

The long-term outlook for prescription utilization is strong due in part to the aging population, the increasing utilization of multi-source (i.e., generic) drugs, the continued development of innovative drugs that improve quality of life and control health care costs, and the expansion of health care insurance coverage under the Patient Protection and Affordable Care Act signed into law on March 23, 2010 (the ACA).

Certain provisions of the Deficit Reduction Act of 2005 (the DRA) sought to reduce federal spending by altering the Medicaid reimbursement formula (AMP) for multi-source drugs. Those reductions did not go into effect. The ACA enacted a modified reimbursement formula for multi-source drugs, which, when implemented, is expected to reduce Medicaid reimbursements. Also, in conjunction with a class action settlement with two entities that publish the average wholesale price (AWP) of pharmaceuticals, the methodology used to calculate the AWP, a pricing reference widely used in the pharmacy industry, was changed in a way that reduced the AWP for many brand-name prescription drugs effective September 26, 2009. The Company has reached understandings with most of its third party payers to adjust reimbursements to correct for this change in methodology; however, most state Medicaid programs that utilize AWP as a pricing reference did not take action to make similar adjustments, resulting in reduced Medicaid reimbursement for drugs affected by the change.

Total front-end sales have continued to grow primarily due to new store openings. Total front-end sales continue to be impacted by lower demand for discretionary goods such as household, seasonal and beauty products due to the overall economic conditions and high unemployment rates.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are investing in prime locations, technology and customer service initiatives. We continue to expand, focused on retail organic growth; however, consideration is given to retail and other acquisitions that provide unique opportunities and fit our business objectives, such as our recent acquisition of Duane Reade Holdings, Inc., and Duane Reade Shareholders, LLC (Duane Reade), which consisted of 258 Duane Reade stores located in the New York City metropolitan area, as well as the corporate office and two distribution centers. This acquisition increased the Company's presence in the New York metropolitan area.

Restructuring

On October 30, 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value. One of these initiatives was a program known as "Rewiring for Growth," which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, and transforming community pharmacy. We expect to complete these initiatives in fiscal 2011.

We have recorded the following pre-tax charges associated with our Rewiring for Growth program in the Consolidated Statements of Earnings

(In millions):

Twelve Months Ended August 31,	2010	2009
Severance and other benefits	**$ 16**	$ 74
Project cancellation settlements	**—**	7
Inventory charges	**19**	63
Restructuring expense	**35**	144
Consulting	**50**	76
Restructuring and restructuring related costs	**$85**	$220
Cost of sales	**$ 19**	$ 63
Selling, general and administrative expenses	**66**	157
	$85	$220

Severance and other benefits include the charges associated with employees who were separated from the Company. In the current fiscal year, 193 employees have been separated from the Company. Since inception, a total of 890 employees have been separated from the Company as a result of these initiatives.

Inventory charges relate to on-hand inventory that has been reduced from cost to a selling price below cost. In addition, as a part of our restructuring efforts we sold an incremental amount of inventory below traditional retail prices. The dilutive effect of these sales on gross profit for the year ended August 31, 2010, was $21 million. In the prior fiscal year we reported a dilutive effect on sales of $32 million.

We incurred pre-tax costs of $106 million ($85 million of restructuring and restructuring related costs, $21 million of gross profit dilution) in fiscal 2010. Since inception, we have incurred $358 million ($305 million of restructuring and restructuring related expenses, and $53 million of gross profit dilution). We anticipate approximately $50 million of pre-tax restructuring and restructuring related expenses and gross profit dilution in fiscal 2011.

We have recorded the following balances within the accrued expenses and other liabilities section of our Consolidated Balance Sheets (in millions):

	Severance and Other Benefits
August 31, 2008 Reserve Balance	$—
Charges	82
Cash Payments	(78)
August 31, 2009 Reserve Balance	$ 4
Charges	19
Cash Payments	(23)
August 31, 2010 Reserve Balance	$—

In fiscal 2010, we realized incremental savings related to the Rewiring for Growth program of approximately $471 million as compared to fiscal 2009. Selling, general and administrative expenses realized incremental savings of $391 million, while cost of sales benefited by $80 million. Since inception, we have realized total savings related to Rewiring for Growth of approximately $721 million. Selling, general and administrative expenses realized total savings of $641 million, while cost of sales benefited by approximately $80 million. The savings are primarily the result of expense reduction initiatives, reduced store labor and personnel reductions.

Additionally, as a part of our Customer Centric Retailing (CCR) initiative, we are enhancing the store format to ensure we have the proper assortments, better category layouts and adjacencies, better shelf height and sight lines, and better assortment and brand and private brand layout, all of which are designed to positively enhance the shopper experience and increase customer frequency and purchase size. We expect this format will be rolled out to approximately 5,500 existing stores. At August 31, 2010, in total, we have converted 1,469 stores and opened 345 new stores with the CCR format. We expect to convert approximately 4,000 stores and open approximately 250 new stores with the CCR format in fiscal 2011. Based on our experience with the first 1,469 stores, we expect the total cost, which includes both selling, general and administrative expenses and capital, to be approximately $50 thousand per store. For the fiscal year ended August 31, 2010, we incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs. In fiscal 2009, we incurred $5 million in program costs, all of which was included in selling, general and administrative expenses.

Operating Statistics

	Percentage Increases/ (Decreases)		
Fiscal Year	**2010**	2009	2008
Net Sales	**6.4**	7.3	9.8
Net Earnings	**4.2**	(7.0)	5.7
Comparable Drugstore Sales	**1.6**	2.0	4.0
Prescription Sales	**6.3**	7.8	9.7
Comparable Drugstore Prescription Sales	**2.3**	3.5	3.9
Front-End Sales	**6.8**	6.3	10.0
Comparable Drugstore Front-End Sales	**0.5**	(0.5)	4.2
Gross Profit	**7.7**	5.8	9.2
Selling, General and Administrative Expenses	**8.0**	8.8	9.2

	Percent to Net Sales		
Fiscal Year	**2010**	2009	2008
Gross Margin	**28.1**	27.8	28.2
Selling, General and Administrative Expenses	**23.0**	22.7	22.4

	Other Statistics		
Fiscal Year	**2010**	2009	2008
Prescription Sales as a % of Net Sales	**65.2**	65.3	64.9
Third Party Sales as a % of Total Prescription Sales	**95.3**	95.4	95.3
Total Number of Prescriptions *(In millions)*	**695**	651	617
30-Day Equivalent Prescriptions *(In millions)**	**778**	723	677
Total Number of Locations	**8,046**	7,496	6,934

* *Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.*

Results of Operations

Fiscal year 2010 net earnings increased 4.2% to $2,091 million, or $2.12 per share (diluted), versus last year's earnings of $2,006 million, or $2.02 per share (diluted). The net earnings increase was primarily attributable to higher gross margins partially offset by higher selling, general and administrative expenses as a percentage of sales and higher income tax expense primarily related to the ACA. In conjunction with the ACA, one provision of which repealed the tax benefit for the Medicare Part D subsidy for retiree benefits, we recorded a charge of $43 million, or $.04 per share (diluted), in fiscal 2010. The dilutive effect of Duane Reade operations was approximately $.06 per share (diluted), primarily due to costs related to the acquisition. In the fiscal year 2010 we recorded pre-tax Rewiring for Growth expenses of $85 million, or $.06 per share (diluted), and pre-tax margin dilution related to our Rewiring for Growth activities of $21 million, or $.01 per share (diluted). This compares to pre-tax Rewiring for Growth expenses of $220 million, or $.14 per share (diluted), and pre-tax margin dilution $32 million, or $.02 per share (diluted), in fiscal 2009. Expenses associated with converting stores to the CCR format were $45 million in the current fiscal year as compared to $5 million a year ago.

Net sales increased by 6.4% to $67,420 million in fiscal 2010 compared to increases of 7.3% in 2009 and 9.8% in 2008. The impact of the Duane Reade acquisition increased total sales by 1.1% in the current fiscal year. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 1.6% in 2010, 2.0% in 2009 and 4.0% in 2008. Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.

Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

Remodels associated with our CCR initiative are not considered major and therefore do not affect comparable drugstore results. Relocated and acquired stores (including Duane Reade) are not included as comparable stores for the first twelve months after the relocation or acquisition. We operated 8,046 locations (7,562 drugstores) at August 31, 2010, compared to 7,496 (6,997 drugstores) at August 31, 2009, and 6,934 (6,443 drugstores) at August 31, 2008.

Prescription sales increased 6.3% in 2010, 7.8% in 2009 and 9.7% in 2008. The impact of the Duane Reade acquisition increased prescription sales by 0.8% in the current fiscal year. Comparable drugstore prescription sales were up 2.3% in 2010 compared to increases of 3.5% in 2009 and 3.9% in 2008. Prescription sales as a percent of total net sales were 65.2% in 2010, 65.3% in 2009 and 64.9% in 2008. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 2.2% for 2010, 3.0% for 2009 and 3.5% for 2008, while the effect on total sales was 1.3% for 2010, 1.9% for 2009 and 2.2% for 2008. Third party sales, where reimbursement is received from managed care organizations, the government or private insurers, were 95.3% of prescription sales in 2010, 95.4% in 2009 and 95.3% in 2008. The total number of prescriptions filled (including immunizations) was approximately 695 million in 2010, 651 million in 2009 and 617 million in 2008. Prescriptions adjusted to 30-day equivalents were 778 million in 2010, 723 million in 2009 and 677 million in 2008.

Front-end sales increased 6.8% in 2010, 6.3% in 2009 and 10.0% in 2008. The impact of the Duane Reade acquisition increased front-end sales by 1.9% in the current year. Additionally, the increase over the prior year is due, in part, to new store openings and improved sales related to non-prescription drugs, personal care products and convenience foods. Front-end sales were 34.8% of total sales in fiscal 2010, 34.7% in 2009 and 35.1% in 2008. Comparable drugstore front-end sales increased 0.5% in 2010 compared to a decrease of 0.5% and increase of 4.2% in fiscal years 2009 and 2008, respectively. The increase in fiscal 2010 comparable front-end sales was primarily due to non-prescription drugs and convenience foods which were partially offset by decreased sales in household products, seasonal items and photofinishing.

Gross margin as a percent of sales increased to 28.1% in 2010 from 27.8% in 2009. Overall margins were positively impacted by higher front-end margins due to pricing, promotion and other improved efficiencies and lower Rewiring for Growth costs. Retail pharmacy margins benefitted from the positive impact of generic drug introductions but were partially offset by market driven reimbursement rates. Gross margin as a percent of sales was 27.8% in 2009 as compared to 28.2% in 2008. Overall margins were negatively impacted by non-retail businesses, lower front-end margins due to product mix, a higher provision for LIFO and Rewiring for Growth costs. This was partially offset by an improvement in retail pharmacy margins, which were positively influenced by generic drug sales, but to a lesser extent negatively influenced by the growth in third party pharmacy sales.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 1.70% in 2010, 2.00% in 2009 and 1.28% in 2008, which resulted in charges to cost of sales of $140 million in 2010, $172 million in 2009 and $99 million in 2008. Inflation on prescription inventory was 4.72% in 2010, 2.40% in 2009 and 2.65% in 2008. In fiscal 2010, we experienced deflation in most non-prescription inventories. In fiscal years 2009 and 2008, we experienced deflation in some non-prescription inventories. The anticipated LIFO inflation rate for fiscal 2011 is 1.50%.

Selling, general and administrative expenses were 23.0% of sales in fiscal 2010, 22.7% in fiscal 2009 and 22.4% in fiscal 2008. The increase in fiscal 2010 as compared to fiscal 2009 was attributed to higher occupancy expense, Duane Reade operational expenses and costs associated with the Duane Reade acquisition. These expenses were partially offset by lower Rewiring for Growth costs and advertising expense. Also positively impacting the current year's selling, general and administrative expenses was incremental savings from our Rewiring for Growth activities, primarily from expense reduction initiatives and reduced store payroll. The increase in fiscal 2009 as compared to fiscal 2008 was due to higher Rewiring for Growth expenses and occupancy. Additionally, in fiscal 2008 we recorded a positive adjustment of $79 million, which corrected for historically over-accruing the Company's vacation liability. These items were partially offset by Rewiring for Growth savings, primarily in store payroll.

Selling, general and administrative expenses increased 8.0% in fiscal 2010, 8.8% in fiscal 2009 and 9.2% in fiscal 2008. The combined effect of Duane Reade operations including acquisition costs and Rewiring for Growth costs on the current year is 1.5%. The decrease in the fiscal 2010 rate of growth as compared to fiscal 2009 was attributed to incremental savings from our Rewiring for Growth activities primarily in expense reduction initiatives and lower store payroll, partially offset by new store openings. The reduced rate of growth in fiscal 2009, as compared to fiscal 2008, was attributed to Rewiring for Growth savings, primarily in store payroll. Store level salaries increased at a lower rate of growth than sales, contrary to the prior years where the rate of growth was higher than sales. Partially offsetting the fiscal 2009 decrease was Rewiring for Growth expenses, which increased the rate of growth by 1.2 percentage points. Additionally, fiscal 2008 results included a positive adjustment that corrected for historically over-accruing the Company's vacation liability.

Interest was a net expense of $85 million in fiscal 2010, $83 million in fiscal 2009 and $11 million for fiscal 2008. Interest expense for fiscal 2010, 2009 and 2008 is net of $12 million, $16 million and $19 million, respectively, that was capitalized to construction projects. The increase in net interest expense from fiscal 2008 to fiscal 2009 was due to the issuance of long-term debt.

The effective income tax rate was 38.0% for fiscal 2010, 36.6% for 2009 and 37.1% for 2008. In conjunction with the ACA, one provision of which repealed the tax benefit for the Medicare Part D subsidy for retiree benefits, we recorded a charge of $43 million to deferred taxes in the third quarter of fiscal 2010. Excluding this adjustment, the effective rate for fiscal 2010 was 36.7%. The decrease in the fiscal 2009 effective tax rate as compared to fiscal 2008 is attributed to an increase in federal permanent deductions as compared to the prior year. We anticipate an effective tax rate of approximately 37.0% in fiscal 2011.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, liability for closed locations, liability for insurance claims, cost of sales and income taxes. We use the following methods to determine our estimates:

Goodwill and other intangible asset impairment – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of our impairment analysis for each reporting unit, we engaged a third party appraisal firm to assist in the determination of estimated fair value for each unit. This determination included estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.

We also compared the sum of the estimated fair values of the reporting units to the Company's total value as implied by the market value of the Company's equity and debt securities. This comparison indicated that, in total, our assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. For the reporting units that passed step one, fair value exceeded the carrying amount by 6% to more than 700%. The fair values for two reporting units each exceeded their carrying amounts by less than 10%. Goodwill allocated to these reporting units was $173 million at May 31, 2010. For each of these reporting units, relatively small changes in the Company's key assumptions may have resulted in the recognition of significant goodwill impairment charges. Our Long Term Care Pharmacy's goodwill was impaired by $16 million as a result of the asset sale agreement with Omnicare, which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the two reporting units whose fair values exceeded carrying values by less than 10%, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting units failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. A 1.0 percentage point increase in estimated discount rates for the two reporting units whose fair value exceeded carrying value by less than 10% would also have resulted in the reporting units failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

We have not made any material changes to the method of evaluating goodwill and intangible asset impairments during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment.

Allowance for doubtful accounts – The provision for bad debt is based on both specific receivables and historic write-off percentages. We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the allowance.

Vendor allowances – Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine vendor allowances.

Liability for closed locations – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Liability for insurance claims – The liability for insurance claims is recorded based on estimates for claims incurred and is not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions. We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Cost of sales – Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method. We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine cost of sales.

Income taxes – We are subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state and local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the amounts recorded for income taxes.

Liquidity and Capital Resources

Cash and cash equivalents were $1,880 million at August 31, 2010, compared to $2,087 million at August 31, 2009. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in U.S. Treasury market funds and Treasury Bills.

Net cash provided by operating activities was $3,744 million at August 31, 2010, compared to $4,111 million a year ago. The decrease from the prior year is primarily attributable to lower working capital improvements. For the year, we generated $306 million in cash flow from working capital improvements, primarily through better accounts payable management. Higher earnings also positively contributed to cash from operations. Last year, cash flows from working capital improvements were $728 million. Cash provided by operations is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and share repurchases. In fiscal 2009, we supplemented cash provided by operations with long-term debt.

Net cash used for investing activities was $1,274 million versus $2,776 million last year. In the current year we invested $3,000 million in short-term Treasury Bills, and redeemed $3,500 million. Additions to property and equipment were $1,014 million compared to $1,927 million last year. During the year, we added a total of 670 locations (550 net) compared to 691 last year (562 net). There were 95 owned locations added during the year and 65 under construction at August 31, 2010, versus 183 owned locations added and 42 under construction as of August 31, 2009.

	Drugstores	Worksites	Home Care	Specialty Pharmacy	Mail Service	Total
August 31, 2008	6,443	364	115	10	2	6,934
New/Relocated	556	36	5	5	—	602
Acquired	70	3	11	5	—	89
Closed/Replaced	(72)	(26)	(26)	(5)	—	(129)
August 31, 2009	6,997	377	105	15	2	7,496
New/Relocated	359	24	4	1	—	388
Acquired	281	—	1	—	—	282
Closed/Replaced	(75)	(34)	(9)	(2)	—	(120)
August 31, 2010	7,562	367	101	14	2	8,046

Business acquisitions this year were $779 million versus $405 million in fiscal 2009. Business acquisitions in the current year primarily include the purchase of all 258 Duane Reade stores located in the New York City metropolitan area, as well as the corporate office and two distribution centers for $558 million net of assumed cash of $6 million; and selected other assets (primarily prescription files). Business acquisitions in 2009 included select locations of Drug Fair to our retail drugstore operations; McKesson Specialty and IVPCARE to our specialty pharmacy operations; and selected other assets (primarily prescription files).

Capital expenditures for fiscal 2011 are expected to be approximately $1.4 billion, excluding business acquisitions and prescription file purchases. We expect new drugstore organic growth of between 2.5% and 3.0% in fiscal 2011. During the current fiscal year we added a total of 670 locations, of which 359 were new or relocated drugstores. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for distribution centers and technology. The timing and size of any new business ventures or acquisitions that we complete may also impact our capital expenditures.

Net cash used by financing activities was $2,677 million in fiscal 2010. In fiscal 2009, net cash from financing activities provided $309 million. Upon the closing of the Duane Reade acquisition we assumed debt of $574 million. Subsequent to closing, we retired all Duane Reade debt for $576 million. In the prior year we had net proceeds from the issuance of long-term debt of $987 million and repayments of short-term borrowing of $70 million.

On October 14, 2009, our Board of Directors approved a long-term capital policy: to maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term. In connection with our capital policy, our Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent. The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2,000 million of the Company's common stock prior to its expiration on December 31, 2013. Shares totaling $1,640 million were purchased in conjunction with the 2009 repurchase program during fiscal 2010. On October 13, 2010, our Board of Directors authorized a new share repurchase program (2011 repurchase program) which allows for the repurchase of up to $1,000 million of the Company's common stock prior to its expiration on December 31, 2012. To support the needs of the employee stock plans, we purchased shares totaling $116 million in fiscal 2010, compared to $279 million in fiscal 2009. We had proceeds related to employee stock plans of $233 million during the current fiscal year as compared to $138 million a year ago. Cash dividends paid were $541 million during the current fiscal year versus $446 million a year ago.

We had no commercial paper outstanding at August 31, 2010. In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1,100 million. The first $500 million facility expires on July 20, 2011, and allows for the issuance of up to $250 million in letters of credit, which reduce the amount available for borrowing. The second $600 million facility expires on August 12, 2012. Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants. The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. At August 31, 2010, we were in compliance with all such covenants. The Company pays a facility fee to the financing banks to keep these lines of credit active. At August 31, 2010, there were no letters of credit issued against these facilities and we do not anticipate any future letters of credit to be issued against these facilities.

Our current credit ratings are as follows:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements. Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2010 *(In millions)*:

		Payments Due by Period			
	Total	Less Than 1 Year	1–3 Years	3–5 Years	Over 5 Years
Operating leases *(1)*	$36,369	$2,263	$4,562	$4,384	$25,160
Purchase obligations *(2)*:					
Open inventory purchase orders	1,802	1,802	—	—	—
Real estate development	370	184	168	18	—
Other corporate obligations	682	368	189	96	29
Long-term debt* *(3)*	2,352	7	1,304	9	1,032
Interest payment on long-term debt	636	113	232	105	186
Insurance*	558	233	169	77	79
Retiree health*	441	12	26	32	371
Closed location obligations*	151	32	36	23	60
Capital lease obligations* *(1)*	92	5	8	8	71
Other long-term liabilities reflected on the balance sheet* *(4)*	860	91	176	149	444
Total	$ 44,313	$ 5,110	$6,870	$4,901	$27,432

* *Recorded on balance sheet.*

(1) *Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes. These expenses for the fiscal year ended August 31, 2010, were $375 million.*

(2) *Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.*

(3) *Total long-term debt on the Consolidated Balance Sheet includes a $51 million fair market value adjustment and $8 million of unamortized discount.*

(4) *Includes $76 million ($31 million due in 1–3 years, $33 million due in 3–5 years and $12 million due over 5 years) of unrecognized tax benefits recorded under ASC Topic 740.*

The expected timing of payments of the obligations above is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

Off-Balance Sheet Arrangements

We do not have any unconsolidated special purpose entities and, except as described herein, we do not have significant exposure to any off-balance sheet arrangements. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In millions)*:

Insurance	$233
Inventory obligations	185
Real estate development	19
Total	$437

We have no off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table and a credit agreement guaranty on behalf of SureScripts-RxHub, LLC. This agreement is described more fully in Note 10 in the Notes to Consolidated Financial Statements.

Both on-balance sheet and off-balance sheet financing alternatives are considered when pursuing our capital structure and capital allocation objectives.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Topic 810, Consolidation (formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*), which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under ASC Topic 810. The application of the new provisions under this topic, which will be effective for the first quarter of fiscal 2011, is not expected to have a material impact on the Company's Consolidated Balance Sheet or Consolidated Statement of Earnings.

Cautionary Note Regarding Forward-Looking Statements

This report and other documents that we file with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management's assumptions. Statements that are not historical facts are forward-looking statements, including forward-looking information concerning pharmacy sales trends, prescription margins, number and location of new store openings, outcomes of litigation, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition synergies, regulatory approvals, and competitive strengths. Words such as "expect," "outlook," "forecast," "would," "could," "should," "project," "intend," "plan," "continue," "believe," "seek," "estimate," "anticipate," "may," "assume," and variations of such words and similar expressions are often used to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, those described in Item 1A "Risk Factors" in our Form 10-K and in other reports that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements after the date they are made, whether as a result of new information, future events, changes in assumptions or otherwise.

Consolidated Statements of Earnings

Walgreen Co. and Subsidiaries for the years ended August 31, 2010, 2009 and 2008 *(In millions, except per share amounts)*

Earnings	2010	2009	2008
Net sales	**$67,420**	$63,335	$59,034
Cost of sales	**48,444**	45,722	42,391
Gross Profit	**18,976**	17,613	16,643
Selling, general and administrative expenses	**15,518**	14,366	13,202
Operating Income	**3,458**	3,247	3,441
Interest expense, net	**(85)**	(83)	(11)
Earnings Before Income Tax Provision	**3,373**	3,164	3,430
Income tax provision	**1,282**	1,158	1,273
Net Earnings	**$ 2,091**	$ 2,006	$ 2,157
Net earnings per common share – basic	**$ 2.13**	$ 2.03	$ 2.18
Net earnings per common share – diluted	**2.12**	2.02	2.17
Average shares outstanding	**981.7**	990.0	990.6
Dilutive effect of stock options	**6.2**	1.3	4.9
Average shares outstanding assuming dilution	**987.9**	991.3	995.5

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries for the years ended August 31, 2010, 2009 and 2008 *(In millions, except shares and per share amounts)*

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Amount
Balance, August 31, 2007	991,141,357	$80	$559	$ (52)	$ 12,027	$ (4)	$(1,506)
Net earnings	—	—	—	—	2,157	—	—
Cash dividends declared ($.3975 per share)	—	—	—	—	(394)	—	—
Treasury stock purchases	(8,000,000)	—	—	—	—	—	(294)
Employee stock purchase and option plans	6,034,861	—	(55)	—	—	—	249
Stock-based compensation	—	—	71	—	—	—	—
Employee stock loan receivable	—	—	—	16	—	—	—
ASC 740 adoption impact	—	—	—	—	2	—	—
Additional minimum postretirement liability, net of $2 tax benefit	—	—	—	—	—	13	—
Balance, August 31, 2008	989,176,218	80	575	(36)	13,792	9	(1,551)
Net earnings	—	—	—	—	2,006	—	—
Cash dividends declared ($.4750 per share)	—	—	—	—	(471)	—	—
Treasury stock purchases	(10,270,000)	—	—	—	—	—	(279)
Employee stock purchase and option plans	9,655,172	—	(48)	—	—	—	297
Stock-based compensation	—	—	78	—	—	—	—
Employee stock loan receivable	—	—	—	(104)	—	—	—
Additional minimum postretirement liability, net of $29 tax benefit	—	—	—	—	—	28	—
Balance, August 31, 2009	988,561,390	80	605	(140)	15,327	37	(1,533)
Net earnings	—	—	—	—	2,091	—	—
Cash dividends declared ($.5875 per share)	—	—	—	—	(570)	—	—
Treasury stock purchases	(55,716,733)	—	—	—	—	—	(1,756)
Employee stock purchase and option plans	5,760,396	—	(5)	—	—	—	188
Stock-based compensation	—	—	84	—	—	—	—
Employee stock loan receivable	—	—	—	53	—	—	—
Additional minimum postretirement liability, net of $34 tax expense	—	—	—	—	—	(61)	—
Balance, August 31, 2010	938,605,053	$80	$684	$ (87)	$16,848	$(24)	$ (3,101)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2010 and 2009 *(In millions, except shares and per share amounts)*

Assets		2010	2009
Current Assets	Cash and cash equivalents	**$ 1,880**	$ 2,087
	Short-term investments	**—**	500
	Accounts receivable, net	**2,450**	2,496
	Inventories	**7,378**	6,789
	Other current assets	**214**	177
	Total Current Assets	**11,922**	12,049
Non-Current Assets	Property and equipment, at cost, less accumulated depreciation and amortization	**11,184**	10,802
	Goodwill	**1,887**	1,461
	Other non-current assets	**1,282**	830
	Total Non-Current Assets	**14,353**	13,093
	Total Assets	**$26,275**	$25,142

Liabilities and Shareholders' Equity		2010	2009
Current Liabilities	Short-term borrowings	**$ 12**	$ 15
	Trade accounts payable	**4,585**	4,308
	Accrued expenses and other liabilities	**2,763**	2,406
	Income taxes	**73**	40
	Total Current Liabilities	**7,433**	6,769
Non-Current Liabilities	Long-term debt	**2,389**	2,336
	Deferred income taxes	**318**	265
	Other non-current liabilities	**1,735**	1,396
	Total Non-Current Liabilities	**4,442**	3,997
	Commitments and Contingencies (see Note 10)		
Shareholders' Equity	Preferred stock, $.0625 par value; authorized 32 million shares; none issued	**—**	—
	Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2010 and 2009	**80**	80
	Paid-in capital	**684**	605
	Employee stock loan receivable	**(87)**	(140)
	Retained earnings	**16,848**	15,327
	Accumulated other comprehensive (loss) income	**(24)**	37
	Treasury stock at cost, 86,794,947 shares in 2010 and 36,838,610 shares in 2009	**(3,101)**	(1,533)
	Total Shareholders' Equity	**14,400**	14,376
	Total Liabilities and Shareholders' Equity	**$26,275**	$25,142

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the years ended August 31, 2010, 2009 and 2008 *(In millions)*

		2010	2009	2008
Cash Flows from Operating Activities	Net earnings	**$ 2,091**	$ 2,006	$ 2,157
	Adjustments to reconcile net earnings to net cash provided by operating activities –			
	Depreciation and amortization	**1,030**	975	840
	Deferred income taxes	**63**	260	(61)
	Stock compensation expense	**84**	84	68
	Income tax savings from employee stock plans	**3**	1	3
	Other	**57**	12	11
	Changes in operating assets and liabilities –			
	Accounts receivable, net	**124**	6	(365)
	Inventories	**(307)**	533	(412)
	Other assets	**50**	7	(24)
	Trade accounts payable	**167**	11	550
	Accrued expenses and other liabilities	**262**	66	84
	Income taxes	**10**	105	80
	Other non-current liabilities	**110**	45	108
	Net cash provided by operating activities	**3,744**	4,111	3,039
Cash Flows from Investing Activities	Purchases of short-term investments – held to maturity	**(3,000)**	(2,600)	—
	Proceeds from short-term investments – held to maturity	**3,500**	2,100	—
	Additions to property and equipment	**(1,014)**	(1,927)	(2,225)
	Proceeds from sale of assets	**51**	51	17
	Business and intangible asset acquisitions, net of cash received	**(779)**	(405)	(620)
	Other	**(32)**	5	10
	Net cash used for investing activities	**(1,274)**	(2,776)	(2,818)
Cash Flows from Financing Activities	Net payment from short-term borrowings	**—**	(70)	(802)
	Net proceeds from issuance of long-term debt	**—**	987	1,286
	Payments of long-term debt	**(576)**	—	(28)
	Stock purchases	**(1,756)**	(279)	(294)
	Proceeds related to employee stock plans	**233**	138	210
	Cash dividends paid	**(541)**	(446)	(376)
	Other	**(37)**	(21)	(29)
	Net cash (used for) provided by financing activities	**(2,677)**	309	(33)
Changes in Cash and Cash Equivalents	Net (decrease) increase in cash and cash equivalents	**(207)**	1,644	188
	Cash and cash equivalents, September 1	**2,087**	443	255
	Cash and cash equivalents, August 31	**$ 1,880**	$ 2,087	$ 443

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

1. Summary of Major Accounting Policies

Description of Business

The Company is principally in the retail drugstore business and its operations are within one reportable segment. At August 31, 2010, there were 8,046 drugstore and other locations in 50 states, the District of Columbia, Guam and Puerto Rico. Prescription sales were 65.2% of total sales for fiscal 2010 compared to 65.3% in 2009 and 64.9% in 2008.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

The Company follows the guidance of Accounting Standards Codification (ASC) Topic 855, Subsequent Events, which requires a review of subsequent events through the date the financial statements are issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Credit and debit card receivables from banks, which generally settle within two business days, of $80 million and $70 million were included in cash and cash equivalents at August 31, 2010 and 2009, respectively. Also included in cash and cash equivalents at August 31, 2010, was $600 million in U.S. Treasury Bills.

The Company's cash management policy provides for controlled disbursement. As a result, the Company had outstanding checks in excess of funds on deposit at certain banks. These amounts, which were $235 million at August 31, 2010, and $336 million at August 31, 2009, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

Financial Instruments

The Company had $185 million and $69 million of outstanding letters of credit at August 31, 2010 and 2009, respectively, which guarantee foreign trade purchases. Additional outstanding letters of credit of $233 million and $265 million at August 31, 2010 and 2009, respectively, guarantee payments of insurance claims. The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full. Letters of credit of $19 million and $13 million were outstanding at August 31, 2010, and August 31, 2009, respectively, to guarantee performance of construction contracts. The Company pays a facility fee to the financing bank to keep these letters of credit active. The Company had real estate development purchase commitments of $370 million and $383 million at August 31, 2010 and 2009, respectively.

In January 2010, the Company terminated all of its existing one-month future LIBOR interest rate swaps. Upon termination the Company received payment from its counterparty which consisted of accrued interest and an amount representing the fair value of its swaps. The related fair value benefit attributed to the Company's debt will be amortized over the life of the debt. The Company then entered into six-month LIBOR in arrears swaps with two counterparties. These swaps are accounted for according to ASC Topic 815, Derivatives and Hedging (formerly Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*). The swaps are measured at fair value in accordance with ASC Topic 820, Fair Value Measurement and Disclosures (formerly SFAS No. 157, *Fair Value Measurements*). See Notes 8 and 9 for additional disclosure regarding financial instruments.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2010 and 2009, inventories would have been greater by $1,379 million and $1,239 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Inventory includes product costs, inbound freight, warehousing costs and vendor allowances.

Cost of Sales

Cost of sales is derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to product costs, cost of sales includes warehousing costs, purchasing costs, freight costs, cash discounts and vendor allowances.

Selling, General and Administrative Expenses

Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and expenses directly related to stores. Other administrative costs include headquarters' expenses, advertising costs (net of advertising revenue) and insurance.

Vendor Allowances

Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 3 to 12 1/2 years for equipment. Major repairs, which extend the useful life of an asset, are capitalized; routine maintenance and repairs are charged against earnings. The majority of the business uses the composite method of depreciation for equipment. Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of *(In millions)*:

	2010	2009
Land and land improvements		
Owned locations	**$3,135**	$ 2,976
Distribution centers	**103**	106
Other locations	**233**	241
Buildings and building improvements		
Owned locations	**3,442**	3,189
Leased locations (leasehold improvements only)	**1,099**	887
Distribution centers	**592**	619
Other locations	**343**	331
Equipment		
Locations	**4,126**	4,177
Distribution centers	**1,106**	1,068
Other locations	**410**	355
Capitalized system development costs	**333**	295
Capital lease properties	**97**	46
	15,019	14,290
Less: accumulated depreciation and amortization	**3,835**	3,488
	$11,184	$10,802

Depreciation expense for property and equipment was $804 million in fiscal 2010, $787 million in fiscal 2009 and $697 million in fiscal 2008.

The Company capitalizes application stage development costs for significant internally developed software projects, including upgrades to merchandise ordering systems, a store point of sale system, a workload balancing system, and an advertising system. These costs are amortized over a five-year period. Amortization was $44 million in fiscal 2010, $40 million in fiscal 2009 and $36 million in fiscal 2008. Unamortized costs at August 31, 2010 and 2009, were $244 million and $202 million, respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill and intangibles under ASC Topic 350, Intangibles – Goodwill and Other (formerly SFAS No. 142, *Goodwill and Other Intangible Assets)*, which does not permit amortization, but requires the Company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist.

Revenue Recognition
The Company recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are immaterial. Sales taxes are not included in revenue.

The services the Company provides to our pharmacy benefit management (PBM) clients include: plan set-up, claims adjudication with network pharmacies, formulary management, and reimbursement services. Through its PBM, the Company acts as an agent in administering pharmacy reimbursement contracts and does not assume credit risk. Therefore, revenue is recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy. We act as an agent to our clients with respect to administrative fees for claims adjudication. Those service fees are recognized as revenue.

Gift Cards
The Company sells Walgreens gift cards to retail store customers and through its website. The Company does not charge administrative fees on unused gift cards and most gift cards do not have an expiration date. Income from gift cards is recognized when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. The Company's gift card breakage rate is determined based upon historical redemption patterns. Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2010, 2009 or 2008.

Impaired Assets and Liabilities for Store Closings
The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired. Store locations that have been open at least five years are reviewed for impairment indicators at least annually. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Impairment charges included in selling, general and administrative expenses were $17 million in fiscal 2010, $10 million in fiscal 2009 and $12 million in fiscal 2008.

The Company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. The reserve for store closings was $151 million, $99 million and $69 million in fiscal 2010, 2009 and 2008, respectively. See Note 3 for additional disclosure regarding the Company's reserve for future costs related to closed locations.

Insurance
The Company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the Company's policy to retain a significant portion of certain losses related to workers' compensation, property, comprehensive general, pharmacist and vehicle liability. Liabilities for these losses are recorded based upon the Company's estimates for claims incurred and are not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses
Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, general and administrative expenses, were $271 million in fiscal 2010, $334 million in fiscal 2009 and $341 million in fiscal 2008. Included in net advertising expenses were vendor advertising allowances of $197 million in fiscal 2010, $174 million in fiscal 2009 and $180 million in fiscal 2008.

Stock-Based Compensation Plans
In accordance with ASC Topic 718, Compensation – Stock Compensation (formerly SFAS No. 123(R), *Share-Based Payment*), the Company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2010, 2009 and 2008 was $84 million, $84 million and $68 million, respectively. The recognized tax benefit was $29 million, $29 million and $23 million for fiscal 2010, 2009 and 2008, respectively.

Unrecognized compensation cost related to non-vested awards at August 31, 2010, was $89 million. This cost is expected to be recognized over a weighted average of three years.

Income Taxes
The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining the Company's provision for income taxes, an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates is used. The effective income tax rate also reflects the Company's assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

The Company is subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state and local and foreign tax authorities raise questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with its various tax filing positions, the Company records a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to its liability for unrecognized tax benefits in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company's liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on the Consolidated Balance Sheets and in income tax expense in the Consolidated Statements of Earnings.

Notes to Consolidated Financial Statements *(continued)*

Earnings Per Share

The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method. Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares. Outstanding options to purchase common shares of 30,661,551 in 2010, 44,877,558 in 2009 and 12,962,745 in 2008 were excluded from the earnings per share calculations.

Interest Expense

The Company capitalized $12 million, $16 million and $19 million of interest expense as part of significant construction projects during fiscal 2010, 2009 and 2008, respectively. Interest paid, which is net of capitalized interest, was $89 million in fiscal 2010 and fiscal 2009 and $11 million in fiscal 2008.

Accumulated Other Comprehensive Income (Loss)

The Company follows ASC Topic 715, Compensation – Retirement Benefits (Formerly SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)).* The amount included in accumulated other comprehensive income related to the Company's postretirement plan was a loss of $57 million pre-tax ($24 million after-tax) at August 31, 2010, compared to income of $37 million pre-tax ($37 million after-tax) at August 31, 2009. The minimum postretirement liability totaled $441 million and $328 million at August 31, 2010 and 2009, respectively.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued ASC Topic 810, Consolidation (formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)),* which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under ASC Topic 810. The application of the new provisions under this topic, which will be effective for the first quarter of fiscal 2011, is not expected to have a material impact on the Company's Consolidated Balance Sheet or Consolidated Statement of Earnings.

2. Restructuring

On October 30, 2008, the Company announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value. One of these initiatives was a program known as "Rewiring for Growth," which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout the Company's stores, rationalization of inventory categories, and transforming community pharmacy. The Company expects to complete these initiatives in fiscal 2011.

The following pre-tax charges associated with Rewiring for Growth have been recorded in the Consolidated Statements of Earnings *(In millions)*:

	Twelve Months Ended August 31,	
	2010	2009
Severance and other benefits	**$ 16**	$ 74
Project cancellation settlements	**—**	7
Inventory charges	**19**	63
Restructuring expense	**35**	144
Consulting	**50**	76
Restructuring and restructuring related costs	**$85**	$220
Cost of sales	**$ 19**	$ 63
Selling, general and administrative expenses	**66**	157
	$85	$220

Severance and other benefits include the charges associated with employees who were separated from the Company. In the current fiscal year, 193 employees have been separated from the Company. Since inception, a total of 890 employees have been separated from the Company as a result of these initiatives.

Inventory charges relate to on-hand inventory that has been reduced from cost to selling price below cost.

We have recorded the following balances in accrued expenses and other liabilities on our Consolidated Balance Sheets *(In millions)*:

	Severance and Other Benefits
August 31, 2008 Reserve Balance	$—
Charges	82
Cash Payments	(78)
August 31, 2009 Reserve Balance	$ 4
Charges	19
Cash Payments	(23)
August 31, 2010 Reserve Balance	$—

Additionally, as a part of the Company's Customer Centric Retailing (CCR) initiative, it is enhancing the store format to ensure that it has the proper assortments, better category layouts and adjacencies, better shelf height and sight lines, and better assortment and brand and private brand layout, all of which are designed to positively enhance the shopper experience and increase customer frequency and purchase size. The Company expects this format will be rolled out to approximately 5,500 existing stores. At August 31, 2010, in total, the Company has converted 1,469 stores and opened 345 new stores with the CCR format. The Company expects to convert approximately 4,000 stores and open approximately 250 new stores with the CCR format in fiscal 2011. Based on its experience with the first 1,469 stores, the Company expects the total cost, which includes both selling, general and administrative expenses and capital, to be approximately $50 thousand per store. For the fiscal year ended August 31, 2010, the Company incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs. The Company incurred $5 million in program costs, all of which was included in selling, general and administrative expenses, in fiscal 2009.

3. Leases

The Company owns 20.2% of its operating locations; the remaining locations are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property. Additionally, the Company recognizes rent expense on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2010, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In millions)*:

	Capital Lease	Operating Lease
2011	$ 8	$ 2,301
2012	7	2,329
2013	6	2,296
2014	7	2,248
2015	6	2,188
Later	89	25,428
Total minimum lease payments	$123	$36,790

The capital lease amount includes $31 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $23 million on leases due in the future under non-cancelable subleases.

The Company provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. In fiscal 2010 and 2009, the Company recorded charges of $90 million and $67 million, respectively, for facilities that were closed or relocated under long-term leases. These charges are reported in selling, general and administrative expenses on the Consolidated Statements of Earnings.

The changes in reserve for facility closings and related lease termination charges include the following *(In millions)*:

	Twelve Months Ended August 31,	
	2010	2009
Balance – beginning of period	**$ 99**	$ 69
Provision for present value of non-cancellable lease payments of closed facilities	**77**	38
Assumptions about future sublease income, terminations, and changes in interest rates	**(9)**	8
Interest accretion	**22**	21
Cash payments, net of sublease income	**(45)**	(37)
Reserve acquired through acquisition	**7**	—
Balance – end of period	**$ 151**	$ 99

The Company remains secondarily liable on 28 assigned leases. The maximum potential undiscounted future payments are $33 million at August 31, 2010. Lease option dates vary, with some extending to 2027.

Rental expense was as follows *(In millions)*:

	2010	2009	2008
Minimum rentals	**$2,218**	$1,973	$1,784
Contingent rentals	**9**	11	13
Less: Sublease rental income	**(9)**	(9)	(10)
	$2,218	$1,975	$1,787

4. Acquisitions

On April 9, 2010, the Company completed the stock acquisition of Duane Reade Holdings, Inc., and Duane Reade Shareholders, LLC (Duane Reade), which consisted of 258 Duane Reade stores located in the New York City metropolitan area, as well as the corporate office and two distribution centers. Total purchase price was $1,132 million, which included the assumption of debt. Included in the purchase price is a fair market value adjustment to increase debt assumed by $81 million. This acquisition increased the Company's presence in the New York metropolitan area.

The preliminary allocation of the purchase price of Duane Reade was accounted for under the purchase method of accounting with the Company as the acquirer in accordance with ASC Topic 805, Business Combinations. Goodwill, none of which is deductible for tax purposes, and other intangible assets recorded in connection with the acquisition totaled $418 million and $438 million, respectively. Goodwill consists of expected purchasing synergies, consolidation of operations and reductions in selling, general and administrative expenses. Intangible assets consist of $297 million of favorable lease interests (10-year weighted average useful life), $74 million in customer relationships (10-year useful life), $38 million in trade name (5-year useful life) and $29 million in other intangible assets (10-year useful life).

Assets acquired and liabilities assumed in the transaction were recorded at their acquisition date fair values while transaction costs associated with the acquisition were expensed as incurred. The Company's allocation was based on an evaluation of the appropriate fair values and represented management's best estimate based on available data. The final purchase accounting has not yet been completed. Any adjustments to the preliminary purchase price allocation are not expected to be material. The preliminary estimated fair values of assets acquired and liabilities assumed on April 9, 2010, are as follows *(In millions)*:

Accounts receivable	$ 52
Inventory	232
Other current assets	23
Property and equipment	219
Other non-current assets	4
Intangible assets	438
Goodwill	418
Total assets acquired	1,386
Liabilities assumed	254
Debt assumed	574
Net cash paid	$ 558

We assumed federal net operating losses of $261 million and state net operating losses of $252 million, both which begin to expire in 2018, in conjunction with the Duane Reade acquisition.

The unaudited pro forma consolidated statements of earnings for fiscal 2010 and fiscal 2009 (assuming the acquisition of Duane Reade as of the beginning of each fiscal period) are as follows *(In millions, except per share amounts)*:

	Twelve Months Ended August 31,	
	2010	2009
Net sales	**$68,603**	$65,161
Net earnings	**2,084**	1,997
Net earnings per common share:		
Basic	**2.12**	2.02
Diluted	**2.11**	2.01

These pro forma statements have been prepared for comparative purposes only and are not intended to be indicative of what the Company's results would have been had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

The Company incurred $71 million in costs related to the acquisition, all of which was included in selling, general and administrative expenses. Actual results from Duane Reade operations included in the Consolidated Statements of Earnings since the date of acquisition are as follows *(In millions, except per share amounts)*:

	Twelve Months Ended August, 31, 2010
Net sales	$ 732
Net loss	(56)
Net earnings per common share:	
Basic	(0.06)
Diluted	(0.06)

The aggregate purchase price of all business and intangible asset acquisitions, excluding Duane Reade, was $221 million in fiscal 2010. These acquisitions added $34 million to goodwill and $156 million to intangible assets, primarily prescription files. The remaining fair value relates to immaterial amounts of tangible assets, less liabilities assumed. Operating results of the businesses acquired have been included in the Consolidated Statements of Earnings from their respective acquisition dates forward. Pro forma results of the Company, assuming all of the acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

5. Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of the Company's impairment analysis for each reporting unit, the Company engaged a third party appraisal firm to assist in the determination of estimated fair value for each unit. This determination included estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. The Company also compared the sum of the estimated fair values of its reporting units to the total value as implied by the market value of its equity and debt securities. This comparison indicated that, in total, its assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. For the reporting units that passed step one, fair value exceeded the carrying amount by 6% to more than 700%. The fair values for two reporting units each exceeded their carrying amounts by less than 10%. Goodwill allocated to these reporting units was $173 million, at May 31, 2010. For each of these reporting units, relatively small changes in the Company's key assumptions may have resulted in the recognition of significant goodwill impairment charges. The Company's Long Term Care Pharmacy's goodwill was impaired by $16 million as a result of the asset sale agreement with Omnicare, which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the two reporting units whose fair values exceeded carrying values by less than 10%, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting units failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. A 1.0 percentage point increase in estimated discount rates for the two reporting units whose fair value exceeded carrying value by less than 10% would also have resulted in the reporting units failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

Changes in the carrying amount of goodwill consist of the following activity *(In millions)*:

	2010	2009
Net book value – September 1		
Goodwill	**$1,473**	$1,450
Accumulated impairment losses	**(12)**	(12)
Total	**1,461**	1,438
Acquisitions	**442**	23
Impairment charges	**(16)**	—
Net book value – August 31	**$1,887**	$ 1,461

The carrying amount and accumulated amortization of intangible assets consists of the following *(In millions)*:

	2010	2009
Gross Intangible Assets		
Purchased prescription files	**$ 749**	$ 578
Tenancy rights	**377**	69
Purchasing and payer contracts	**280**	266
Trade name	**44**	26
Other amortizable intangible assets	**103**	62
Total gross intangible assets	**1,553**	1,001
Accumulated amortization		
Purchased prescription files	**(293)**	(206)
Tenancy rights	**(38)**	(19)
Purchasing and payer contracts	**(68)**	(46)
Trade name	**(3)**	(11)
Other amortizable intangibles	**(37)**	(22)
Total accumulated amortization	**(439)**	(304)
Total intangible assets, net	**$ 1,114**	$ 697

Amortization expense for intangible assets was $182 million in fiscal 2010, $148 million in fiscal 2009 and $107 million in fiscal 2008. The weighted-average amortization period for purchased prescription files was six years for fiscal 2010 and fiscal 2009. The weighted-average amortization period for purchasing and payer contracts was 13 years for fiscal 2010 and fiscal 2009. The weighted-average amortization period for trade names was five years for fiscal 2010 and three years for fiscal 2009. Trade names include $6 million of indefinite life assets. The weighted-average amortization period for other intangible assets was 10 years for fiscal 2010 and 10 years for fiscal 2009.

Expected amortization expense for intangible assets recorded at August 31, 2010, is as follows *(In millions)*:

2011	2012	2013	2014	2015
$204	$185	$159	$124	$64

6. Income Taxes

The provision for income taxes consists of the following *(In millions)*:

	2010	2009	2008
Current provision –			
Federal	**$ 1,129**	$ 807	$1,201
State	**90**	91	133
	1,219	898	1,334
Deferred provision –			
Federal	**62**	243	(59)
State	**1**	17	(2)
	63	260	(61)
	$1,282	$1,158	$1,273

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2010	2009	2008
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.2**	2.2	2.4
Medicare Part D Subsidy	**1.3**	0.0	0.0
Other	**(0.5)**	(0.6)	(0.3)
Effective income tax rate	**38.0%**	36.6%	37.1%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In millions)*:

	2010	2009
Deferred tax assets –		
Postretirement benefits	**$ 179**	$ 170
Compensation and benefits	**228**	170
Insurance	**190**	195
Accrued rent	**176**	147
Tax benefits	**138**	25
Stock compensation	**133**	110
Inventory	**59**	41
Other	**123**	90
	1,226	948
Deferred tax liabilities –		
Accelerated depreciation	**1,050**	913
Inventory	**356**	319
Intangible assets	**117**	32
Other	**45**	39
	1,568	1,303
Net deferred tax liabilities	**$ 342**	$ 355

Income taxes paid were $1,195 million, $768 million and $1,235 million during the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

ASC Topic 740 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction. All unrecognized benefits at August 31, 2010, and August 31, 2009, were classified as long-term liabilities on our consolidated balance sheet.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2010 *(In millions)*:

	2010	2009	2008
Balance at beginning of year	**$128**	$ 64	$55
Gross increases related to tax positions in a prior period	**12**	38	7
Gross decreases related to tax positions in a prior period	**(57)**	(5)	(21)
Gross increases related to tax positions in the current period	**37**	38	28
Settlements with taxing authorities	**(21)**	(1)	(3)
Lapse of statute of limitations	**(6)**	(6)	(2)
Balance at end of year	**$ 93**	$128	$64

At August 31, 2010, and August 31, 2009, $57 million and $43 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties in income tax provision in its Consolidated Statements of Earnings. At August 31, 2010, and August 31, 2009, the Company had accrued interest and penalties of $20 million and $18 million, respectively.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states. It is no longer subject to U.S. federal income tax examinations for years before fiscal 2008, except for one issue related to fiscal 2006 and 2007 currently in appeals. With few exceptions, it is no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2005. The Company anticipates that the Internal Revenue Service (IRS) will complete its audit of fiscal years 2008 and 2009 in fiscal 2012.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on its results of operations or our financial position.

7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 *(In millions)*:

	2010	2009
Short-Term Borrowings –		
Commercial paper	**$ —**	$ —
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2011 to 2035	**7**	10
Other	**5**	5
Total short-term borrowings	**$ 12**	$ 15
Long-Term Debt –		
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 8)	**$ 1,348**	$ 1,294
5.250% unsecured notes due 2019 net of unamortized discount	**995**	995
Loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2011 to 2035	**53**	57
	2,396	2,346
Less current maturities	**(7)**	(10)
Total long-term debt	**$2,389**	$2,336

The Company had no commercial paper issued through fiscal 2010. In fiscal 2009, the Company issued commercial paper to support working capital needs. Short-term borrowings under the commercial paper program had the following characteristics *(In millions)*:

	2010	2009
Balance outstanding at fiscal year-end	$—	$ —
Maximum outstanding at any month-end	—	1,068
Average daily short-term borrowings	—	272
Weighted-average interest rate	—	1.51%

In connection with its commercial paper program the Company maintains two unsecured backup syndicated lines of credit that total $1,100 million. The first $500 million facility expires on July 20, 2011, and allows for the issuance of up to $250 million in letters of credit, which reduces the amount available for borrowing. The second $600 million facility expires on August 12, 2012. The Company's ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants. The covenants require the Company to maintain certain financial ratios related to its minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. At August 31, 2010, the Company was in compliance with all such covenants. The Company pays a facility fee to the financing banks to keep these lines of credit active. At August 31, 2010, there were no letters of credit issued against these credit facilities and the Company does not anticipate any future letters of credit to be issued against these facilities.

On July 17, 2008, the Company issued notes totaling $1,300 million bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year. The notes will mature on August 1, 2013. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees. The fair value of the notes as of August 31, 2010, was $1,446 million. Fair value for these notes was determined based upon quoted market prices.

On January 13, 2009, the Company issued notes totaling $1,000 million bearing an interest rate of 5.25% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $8 million, which included $7 million in underwriting fees. The fair value of the notes as of August 31, 2010, was $1,167 million. Fair value for these notes was determined based upon quoted market prices.

8. Financial Instruments

The Company uses a derivative instrument to manage its interest rate exposure associated with some of its fixed-rate borrowings. The Company does not use derivative instruments for trading or speculative purposes. All derivative instruments are recognized in the Consolidated Balance Sheets at fair value. The Company designates interest rate swaps as fair value hedges of fixed-rate borrowings. For derivatives designated as fair value hedges, the change in the fair value of both the derivative instrument and the hedged item are recognized in earnings in the current period. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective for undertaking the hedge. In addition, it assesses both at inception of the hedge and on an ongoing basis whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized currently in earnings.

Counterparties to derivative financial instruments expose the Company to credit-related losses in the event of nonperformance, but the Company currently does not expect any counterparties to fail to meet their obligations, given their high credit ratings.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in current earnings.

On January 27, 2010, the Company terminated all of its existing one-month future LIBOR swaps. Upon termination, the Company received payment from its counterparty that consisted of accrued interest and an amount representing the fair value of our swaps. The related fair value benefit attributed to the Company's debt will be amortized over the life of the debt. Then, the Company entered into six-month LIBOR in arrears swaps with two counterparties.

The notional amounts of derivative instruments outstanding at August 31, 2010 and 2009, were as follows *(In millions)*:

	2010	2009
Derivatives designated as hedges:		
Interest rate swaps	**$1,300**	$1,300

The changes in fair value of the notes attributable to the hedged risk are included in long-term debt on the Consolidated Balance Sheets (see Note 7) and amortized through maturity. At August 31, 2010 and 2009, the Company had net unamortized fair value changes of $51 million and $2 million, respectively.

The fair value and balance sheet presentation of derivative instruments at August 31, 2010, were as follows *(In millions)*:

	Location in Consolidated Balance Sheet	2010	2009
Liability derivatives designated as hedges:			
Interest rate swaps	Accrued expenses and other liabilities	$—	$ 2
Asset derivatives designated as hedges:			
Interest rate swaps	Other non-current assets	**$44**	$—

Gains and losses relating to the ineffectiveness of the Company's derivative instruments are recorded in interest expense on the Consolidated Statement of Earnings. The amount recorded for the year ended August 31, 2010, was a $1 million gain. In the prior fiscal year, the ineffective component was not material.

9. Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157, *Fair Value Measurements)*, defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In addition it establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable inputs other than quoted prices in active markets.

Level 3 – Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis were as follows *(In millions)*:

	August 31, 2010	Level 1	Level 2	Level 3
Assets:				
Interest rate swaps	$44	—	$44	—
	August 31, 2009	**Level 1**	**Level 2**	**Level 3**
Liabilities:				
Interest rate swaps	$ 2	—	$ 2	—

Interest rate swaps are valued using six-month LIBOR in arrears rates. See Note 8 for additional disclosure regarding financial instruments.

Assets measured at fair value on a non-recurring basis were as follows *(In millions)*:

	August 31, 2009	Level 1	Level 2	Level 3
Assets:				
Goodwill	$3	—	—	$3

Goodwill for the Company's Long-Term Care Pharmacy with a carrying value of $19 million was written down to its implied fair value of $3 million. The impairment resulted in a $16 million charge and added a $6 million deferred tax asset. The determination of fair value was based on an asset sale agreement with Omnicare which was signed on August 31, 2010. See Note 5 for further discussion on the impairment.

The Company's debt instruments are not reported at fair value in the Consolidated Balance Sheets and as a result, it will continue to report under the guidance of ASC Topic 825, Financial Instruments (formerly SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*), which requires the Company to disclose the fair value of its debt in the footnotes.

10. Commitments and Contingencies

The Company is involved in legal proceedings, including those described below, and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, arising in the normal course of the Company's business. Although the outcome of these legal proceedings and other matters cannot be forecast with certainty, management believes the final disposition of these matters will not have a material adverse effect on the Company's business or consolidated financial position.

On April 16, 2008, the Plumbers and Steamfitters Local No. 7 Pension Fund filed a putative class action suit against the Company and its former and current chief executive officers in the United States District Court for the Northern District of Illinois. The plaintiffs amended the complaint on October 16, 2008, which upon the Company's motion the District Court dismissed on September 24, 2009. Subsequently, the plaintiffs moved for the District Court to reconsider the dismissal and to allow plaintiffs leave to further amend the complaint. The District Court granted plaintiffs' motion on November 11, 2009. The second amended complaint was then filed on behalf of purchasers of Company common stock during the period between June 25, 2007 and October 1, 2007. As in the first amended complaint, the second amended complaint charges the Company and its former and current chief executive officers with violations of Section 10(b) of the Securities Exchange Act of 1934, claiming that the Company misled investors by failing to disclose (i) declining rates of growth in generic drug sales and (ii) increasing selling, general and administrative expenses in the fourth quarter of 2007, which allegedly had a negative impact on earnings. On February 1, 2010, the Company filed a motion to dismiss the second amended complaint. On September 29, 2010, the District Court dismissed the second amended complaint with prejudice. The plaintiffs have until October 29, 2010, to appeal the District Court's dismissal.

On August 31, 2009, a Walgreen Co. shareholder named Dan Himmel filed a lawsuit, purportedly on the Company's behalf, against several current and former officers and directors (each, an "Individual Defendant"). The case is captioned *Himmel v. Wasson, et. al.* and was filed in the Circuit Court of Lake County, Illinois. The allegations in the lawsuit are similar to the securities fraud lawsuit described above. Himmel alleges that the Company's management: (i) knew, or was reckless in not knowing, that selling, general and administrative expenses in the fourth quarter of 2007 were too high, in light of decreased profits from generic drug sales; (ii) knew, or was reckless in not knowing, that the Company would not realize gross profits near what many Wall Street analysts were predicting; and (iii) the directors and officers had a duty both to prevent the drop in gross profits and to disclose the expected drop to the public and failed to do either. The Company's investigation to date suggests that the allegations are without merit, and that the Individual Defendants acted in good faith, exercised prudent business judgment and acted in a manner that they reasonably believed to be in the Company's best interests during the period at issue. The Company intends to vigorously contest the allegations. The Individual Defendants' time to file a responsive pleading to the complaint was extended by agreement until 30 days after the District Court in the Plumbers case rules on the pending motion to dismiss, which ruling was issued on September 29, 2010.

The Company guarantees a credit agreement on behalf of SureScripts-RxHub, LLC, which provides electronic prescription data services. This credit agreement, for which SureScripts-RxHub, LLC is primarily liable, has an expiration date of June 30, 2011. The liability was $10 million at August 31, 2010 and 2009. The maximum amount of future payments that could be required under the guaranty is $25 million, of which $13 million may be recoverable from another guarantor. In addition, under certain circumstances the Company may be required to provide an additional guarantee of up to $10 million, of which $8 million may be recoverable from other guarantors. This guarantee arose as a result of a business decision between parties to ensure that the operations of SureScripts-RxHub, LLC would have additional support to access financing. Should SureScripts-RxHub, LLC default or become unable to pay its debts, the Company would be required to fulfill our portion of this guarantee.

11. Capital Stock

On October 14, 2009, the Board of Directors approved a long-term capital policy. The Company's long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in its core strategies; invest in strategic opportunities that reinforce its core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term. In connection with the Company's capital policy, its Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent. The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2,000 million of the Company's common stock prior to its expiration on December 31, 2013. Shares totaling $1,640 million were purchased in conjunction with the 2009 repurchase program during fiscal 2010. On October 13, 2010, the Board of Directors authorized a new share repurchase program (2011 repurchase program) which allows for the repurchase of up to $1,000 million of the Company's common stock prior to its expiration on December 31, 2012. In addition, the Company continues to repurchase shares to support the needs of the employee stock plans. Shares totaling $116 million were purchased to support the needs of the employee stock plans during the current fiscal year as compared to $280 million last year. At August 31, 2010, 74,459,975 shares of common stock were reserved for future issuances under the Company's various employee benefit plans.

12. Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a 10-year period to eligible non-executive employees upon the purchase of Company shares, subject to certain restrictions. Employees may purchase the Company shares through cash purchases or loans. The option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. At August 31, 2010, there were 12,982,618 shares available for future grants. The options granted during fiscal 2010 and 2009 have a three-year vesting period while the options granted during fiscal 2008 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 13, 2020, for an aggregate of 63,400,000 shares of common stock. At August 31, 2010, 26,890,772 shares were available for future grants. The options granted during fiscal 2010, 2009 and 2008 have a three-year vesting period.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the Company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock. At August 31, 2010, 7,744,190 shares were available for future grants. The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may make purchases by cash, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94,000,000. At August 31, 2010, 19,498,137 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by the shareholders on January 10, 2007. The Plan offers performance-based incentive awards and equity-based awards to key employees. The awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant. The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock. As of August 31, 2010, 7,344,258 shares were available for future issuance under the Long-Term Performance Incentive Plan. Compensation expense related to the Restricted Performance Share Plan is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier. Compensation expense related to the Plan was $3 million in fiscal 2010. This compares to $6 million in fiscal 2009 and no expense in fiscal 2008.

In fiscal 2009, the Company introduced the Restricted Stock Unit and Performance Share Plans under the Long-Term Performance Incentive Plan. In accordance with ASC Topic 718, Compensation – Stock Compensation (formerly SFAS No. 123(R)), compensation expense is recognized on a straight-line basis based on a three-year cliff vesting schedule for the annual restricted stock units and straight line over a three-year vesting schedule for the performance shares. The Company recognized $18 million and $12 million of expense related to these plans in fiscal years 2010 and 2009, respectively.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1. Effective November 1, 2009, the value of the annual stock grant made to directors on each November 1 increased from $120,000 to $155,000. The number of shares granted is determined by dividing $155,000 by the price of a share of common stock on November 1. Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. Each nonemployee director received a grant of 4,097 shares in fiscal 2010, 4,713 shares in fiscal 2009 and 3,075 shares in fiscal 2008. New directors in any of the fiscal years were given a prorated amount. Effective November 1, 2009, the payment of the annual retainer was changed to be paid only in the form of cash, which may still be deferred. Previously, the annual retainer was paid one-half in cash and one-half in Walgreen Co. common stock.

A summary of information relative to the Company's stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(Years)*	Aggregate Intrinsic Value *(In millions)*
Outstanding at August 31, 2009	48,533,570	$ 34.35	6.03	$143
Granted	**7,519,162**	**34.63**		
Exercised	**(4,424,890)**	**30.22**		
Expired/Forfeited	**(2,520,639)**	**35.02**		
Outstanding at August 31, 2010	**49,107,203**	**$34.75**	**6.03**	**$ 16**
Vested or expected to vest at August 31, 2010	**48,486,791**	**$ 34.81**	**6.03**	**$ 16**
Exercisable at August 31, 2010	**22,852,753**	**$37.52**	**3.50**	**$—**

The intrinsic value for options exercised in fiscal 2010, 2009 and 2008 was $29 million, $6 million and $42 million, respectively. The total fair value of options vested in fiscal 2010, 2009 and 2008 was $53 million, $56 million and $46 million, respectively.

Cash received from the exercise of options in fiscal 2010 was $134 million compared to $24 million in the prior year. The related tax benefit realized was $11 million in fiscal 2010 compared to $2 million in the prior year. The Company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately four million shares during fiscal 2011.

A summary of information relative to the Company's restricted stock awards follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2009	186,279	$ 39.39
Granted	—	—
Forfeited	**(17,582)**	**41.09**
Vested	**(71,987)**	**41.44**
Nonvested at August 31, 2010	**96,710**	**$37.53**

A summary of information relative to the Company's restricted stock unit plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2009	455,090	$ 34.72
Granted	**768,957**	**34.28**
Forfeited	**(56,945)**	**34.91**
Vested	**(18,938)**	**35.80**
Outstanding at August 31, 2010	**1,148,164**	**$34.40**

A summary of information relative to the Company's performance share plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2009	450,548	$ 36.43
Granted	**635,157**	**34.04**
Forfeited	**(89,084)**	**35.13**
Vested	—	—
Outstanding at August 31, 2010	**996,621**	**$35.02**

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2010, 2009 and 2008:

	2010	2009	2008
Risk-free interest rate *(1)*	**3.14%**	3.47%	4.41%
Average life of option (years) *(2)*	**7.3**	6.8	7.2
Volatility *(3)*	**28.01%**	34.00%	27.61%
Dividend yield *(4)*	**1.91%**	2.30%	.81%
Weighted-average grant-date fair value			
Granted at market price	**$9.80**	$9.14	$16.11

(1) Represents the U.S. Treasury security rates for the expected term of the option.

(2) Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.

(3) Volatility was based on historical and implied volatility of the Company's common stock.

(4) Represents the Company's cash dividend for the expected term.

13. Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the Company and participating employees contribute. The Company's contribution, which has historically related to pre-tax income and a portion of which is in the form of a guaranteed match, is determined annually at the discretion of the Board of Directors. The profit-sharing provision was $300 million in fiscal 2010, $282 million in fiscal 2009 and $305 million in fiscal 2008. The Company's contributions were $293 million in fiscal 2010, $301 million in fiscal 2009 and $261 million in fiscal 2008.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the service life of the employee. The postretirement health benefit plans are not funded. In May 2009, the postretirement health benefit plans were amended to change eligibility requirements. As a result of this amendment we recognized curtailment income of $16 million in fiscal 2009. Additionally in fiscal 2009, the Company recognized a special retirement benefit expense of $4 million related to accelerating eligibility for certain employees who elected special early retirement as a part of its Rewiring for Growth program.

Components of net periodic benefit costs *(In millions)*:

	2010	2009	2008
Service cost	**$ 11**	$ 12	$ 14
Interest cost	**20**	26	24
Amortization of actuarial loss	**7**	4	5
Amortization of prior service cost	**(10)**	(6)	(4)
Special retirement benefit	—	4	—
Curtailment gain	—	(16)	—
Total postretirement benefit cost	**$28**	$24	$39

Change in benefit obligation *(In millions)*:

	2010	2009
Benefit obligation at September 1	**$328**	$ 371
Service cost	**11**	12
Interest cost	**20**	26
Amendments	—	(106)
Special termination benefits	—	4
Actuarial loss	**92**	31
Benefit payments	**(14)**	(13)
Participants contributions	**4**	3
Benefit obligation at August 31	**$ 441**	$328

Change in plan assets *(In millions)*:

	2010	2009
Plan assets at fair value at September 1	**$—**	$—
Plan participants contributions	**4**	3
Employer contributions	**10**	10
Benefits paid	**(14)**	(13)
Plan assets at fair value at August 31	**$—**	$—

Funded status *(In millions)*:

	2010	2009
Funded status	**$(441)**	$(328)
Unrecognized actuarial gain	—	—
Unrecognized prior service cost	—	—
Accrued benefit cost at August 31	**$(441)**	$(328)

Amounts recognized in the Consolidated Balance Sheets *(In millions)*:

	2010	2009
Current liabilities (present value of expected 2011 net benefit payments)	**$ (11)**	$ (11)
Non-current liabilities	**(430)**	(317)
Net liability recognized at August 31	**$(441)**	$(328)

Notes to Consolidated Financial Statements *(continued)*

Amounts recognized in accumulated other comprehensive (income) loss *(In millions)*:

	2010	2009
Prior service credit	**$(131)**	$(141)
Net actuarial loss	**188**	104

Amounts expected to be recognized as components of net periodic costs for fiscal year 2011 *(In millions)*:

	2011
Prior service credit	$(10)
Net actuarial loss	14

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 4.95% for 2010 and 6.15% for 2009. The discount rate assumption used to determine net periodic benefit cost was 6.15%, 7.50% and 6.50% for fiscal years ending 2010, 2009 and 2008, respectively.

Future benefit costs were estimated assuming medical costs would increase at a 7.50% annual rate, gradually decreasing to 5.25% over the next nine years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In millions)*:

	1% Increase	1% Decrease
Effect on service and interest cost	$ (3)	$ 2
Effect on postretirement obligation	(22)	15

Estimated future benefit payments and federal subsidy *(In millions)*:

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2011	$ 13	$ 1
2012	14	1
2013	15	2
2014	17	2
2015	19	2
2016–2020	136	18

The expected benefit to be paid net of the estimated federal subsidy during fiscal year 2011 is $12 million.

14. Supplementary Financial Information

Non-cash transactions in fiscal 2010 include a $95 million increase in the retiree medical benefit liability, $29 million in dividends declared and $44 million in accrued liabilities related to the purchase of property and equipment. Non-cash transactions in fiscal 2009 include $25 million in dividends declared and $20 million in accrued liabilities related to the purchase of property and equipment.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In millions)*:

	2010	2009
Accounts receivable –		
Accounts receivable	**$2,554**	$2,606
Allowance for doubtful accounts	**(104)**	(110)
	$2,450	$2,496
Other non-current assets –		
Intangible assets, net (see Note 5)	**$ 1,114**	$ 697
Other	**168**	133
	$ 1,282	$ 830
Accrued expenses and other liabilities –		
Accrued salaries	**$ 781**	$ 687
Taxes other than income taxes	**419**	408
Insurance	**233**	164
Profit sharing	**197**	192
Other	**1,133**	955
	$2,763	$2,406
Other non-current liabilities –		
Postretirement health care benefits	**$ 430**	$ 317
Accrued rent	**384**	319
Insurance	**330**	330
Other	**591**	430
	$ 1,735	$ 1,396

Summary of Quarterly Results *(Unaudited)*

(In millions, except per share amounts)

		Quarter Ended				
		November	February	May	August	Fiscal Year
Fiscal 2010	Net Sales	**$16,364**	**$16,987**	**$17,199**	**$16,870**	**$67,420**
	Gross Profit	**4,538**	**4,897**	**4,749**	**4,792**	**18,976**
	Net Earnings	**489**	**669**	**463**	**470**	**2,091**
	Per Common Share – Basic	**$ .49**	**$ .68**	**$ .47**	**$ .49**	**$ 2.13**
	– Diluted	**.49**	**.68**	**.47**	**.49**	**2.12**
	Cash Dividends Declared Per Common Share	**$ .1375**	**$ .1375**	**$ .1375**	**$ .1750**	**$ .5875**
Fiscal 2009	Net Sales	$ 14,947	$ 16,475	$ 16,210	$ 15,703	$ 63,335
	Gross Profit	4,151	4,657	4,459	4,346	17,613
	Net Earnings	408	640	522	436	2,006
	Per Common Share – Basic	$ .41	$ .65	$ .53	$ .44	$ 2.03
	– Diluted	.41	.65	.53	.44	2.02
	Cash Dividends Declared Per Common Share	$ .1125	$ .1125	$ .1125	$ .1375	$ .4750

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2010 and 2009.

		Quarter Ended				
		November	February	May	August	Fiscal Year
Fiscal 2010	High	**$40.37**	**$39.37**	**$37.83**	**$32.82**	**$40.37**
	Low	**33.55**	**33.29**	**31.92**	**26.36**	**26.36**
Fiscal 2009	High	$ 36.04	$ 27.81	$ 31.27	$ 33.88	$ 36.04
	Low	21.03	22.78	21.32	28.57	21.03

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index. The graph assumes a $100 investment made August 31, 2005, and the reinvestment of all dividends. The historical performance of our common stock is not necessarily indicative of future stock performance.



250
200
150
100
50
0
8/05
8/06
8/07
8/08
8/09
8/10
Walgreens
S&P 500
Value Line Pharmacy Services Industry

	Value of Investment at August 31,					
	2005	2006	2007	2008	2009	**2010**
Walgreen Co.	$100.00	$107.39	$ 98.59	$80.56	$ 76.21	**$ 61.60**
S&P 500 Index	100.00	108.87	125.35	111.40	91.05	**95.54**
Value Line Pharmacy Services Industry Index	100.00	116.82	131.84	132.71	140.88	**121.43**

This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of the Company's filings under the Securities Act or the Exchange Act, irrespective of the timing of and any general incorporation language in such filing.

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2010. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.





Gregory D. Wasson
President and Chief Executive Officer

Wade D. Miquelon
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:
We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2010. We also have audited the Company's internal control over financial reporting as of August 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.



DELOITTE & TOUCHE LLP

Chicago, Illinois
October 26, 2010

Not sure what to do with old medications?

Go green!

As part of our commitment to help keep people and the environment safe, we're making it easy to get rid of expired medications. Pick up a postage-paid envelope for just $1.99, with coupon, and mail them away for environmentally friendly disposal.


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MERCHANDISE RETURN LABEL
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HOUSTON TX 77054
9220 KIRBY DRIVE
POSTAGE DUE UNIT
U.S. POSTAL SERVICE
PO BOX 9998
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12/1/10 thru 2/1/11

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Green is our middle name™

Walgreens

For Our Shareholders

Corporate Headquarters

Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2500

Stock Market Listings

New York Stock Exchange
The NASDAQ Stock Market LLC
Chicago Stock Exchange
Symbol: WAG

Investor Contacts

Lisa Meers, CFA
Manager of Investor Relations
(847) 315-2361
lisa.meers@walgreens.com

Rick J. Hans, CFA
Divisional Vice President of Investor Relations & Finance
(847) 315-2385
rick.hans@walgreens.com

Jason M. Dubinsky
Group Vice President and Treasurer
(847) 315-3323
jason.dubinsky@walgreens.com

Annual Shareholders' Meeting

You are cordially invited to attend the meeting to be held Wednesday, January 12, 2011, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting, with proxy card and proxy statement, was mailed to all shareholders of record as of November 15, 2010.

Investor Information

As of September 30, 2010, Walgreens had 90,249 shareholders of record.

Investor information is available at http://investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, proxy statements, the Company's Code of Ethics for Financial Executives and Ethics Policy Statement, and the 2010 Annual Report. These and other reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. — Mail Stop #2261
200 Wilmot Road
Deerfield, Illinois 60015
(847) 315-2922
http://investor.walgreens.com/InvestorKit.cfm

Walgreens has provided certifications by the Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 to its Annual Report on Form 10-K. Our Chief Executive Officer made an unqualified certification to the New York Stock Exchange with respect to our compliance with NYSE corporate governance listing standards in January 2010.

Electronic Reports

To receive proxy statements, annual reports and related materials electronically, please refer to the proxy mailed to shareholders with this annual report. After January 12, 2011, call Snehal K. Shah at (847) 315-2636 or go to http://investor.walgreens.com/InvestorKit.cfm to request electronic delivery.

Quarterly Reporting Dates

Quarterly earnings release dates for fiscal 2011 are December 22, March 22, June 21 and September 27. Results are released to the press and posted on the Walgreen website at http://investor.walgreens.com.

Dividend Payment Dates

Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

Transfer Agent and Registrar

For assistance on matters such as lost shares or name changes on shares, please contact:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South Saint Paul, MN 55075-1139
www.wellsfargo.com/shareownerservices
(888) 368-7346

Direct Stock Purchase Plan

Wells Fargo Shareowner Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Wells Fargo Bank, N.A. regarding your Walgreen stock should also be directed to (888) 368-7346.

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Design: Cagney + Associates, Inc. Photography: Michael Mauney

There's a way

to make New York living easy

Two strong drugstore brands came together when Walgreens made the largest acquisition in its history, purchasing 258 Duane Reade stores in the New York City metropolitan area in April.

Beyond establishing Walgreens as a leader in the nation's largest drugstore market, the acquisition has allowed both companies to benefit from the other's expertise.

Duane Reade's five decades of experience as an urban retailer is providing key insights that will translate well to Walgreens other urban markets. In August, Duane Reade's popular food and beverage private brand, called DR Delish, was introduced in all Walgreens stores.

For Duane Reade, Walgreens 109 years of experience as the most convenient provider of pharmacy, health and wellness services in the country will strengthen the health care services Duane Reade provides in its stores.


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WITHIN
DUANEreade
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WHAT I NEED NOW
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A Duane Reade store in New York City


Walgreens

Walgreen Co.
200 Wilmot Road, Deerfield, Illinois 60015
Walgreens.com · WalgreensEspañol.com
Diversity.Walgreens.com